CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Offering Price	Amount of Registration Fee (1)
3.625% Notes due 2016	$400,000,000	$46,440
5.250% Notes due 2022	$600,000,000	$69,660
6.500% Notes due 2041	$400,000,000	$46,440
Total	$1,400,000,000	$162,540

(1)	Calculated in accordance with Rule 456(b) and 457(r) of the Securities Act of 1933.
Filed Pursuant to Rule 424(b)(5)
Registration No. 333-159040
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 7, 2009)

$1,400,000,000

$400,000,000 3.625% Notes due 2016

$600,000,000 5.250% Notes due 2022

$400,000,000 6.500% Notes due 2041

Health Care REIT, Inc. is offering and selling $400 million aggregate principal amount of its 3.625% notes due 2016 (the “2016 notes”), $600 million aggregate principal amount of its 5.250% notes due 2022 (the “2022 notes”) and $400 million aggregate principal amount of its 6.500% notes due 2041 (the “2041 notes,” and together with the 2016 notes and 2022 notes, the “notes”). We will pay interest on the 2016 notes and the 2041 notes on March 15 and September 15 of each year, commencing September 15, 2011. We will pay interest on the 2022 notes on January 15 and July 15 of each year, commencing on July 15, 2011. The 2016 notes will mature on March 15, 2016, the 2022 notes will mature on January 15, 2022 and the 2041 notes will mature on March 15, 2041. We may redeem the notes at our option, at any time in whole or from time to time in part, at the redemption prices described in “Description of the notes—Optional Redemption.” In addition, we will redeem the notes in certain circumstances as described in “Description of the notes—Special Mandatory Redemption.”

The notes are unsecured and rank equally with all of the other unsecured senior indebtedness of Health Care REIT, Inc. from time to time outstanding. The notes will be effectively subordinated to all liabilities of our subsidiaries and to our secured indebtedness to the extent of the assets securing such indebtedness.

The notes will not be listed on any national securities exchange or any automated dealer quotation system.

Investing in the notes involves risk. Before buying any notes, you should carefully read the discussion of material risks of investing in our notes under the heading “Risk factors” beginning on page S-12 of this prospectus supplement.

	Public		Proceeds,
	offering	Underwriting	before
	price	discount	expenses, to us

Per 2016 note	99.638%	0.600%	99.038%
2016 note total	$398,552,000	$2,400,000	$396,152,000

Per 2022 note	99.339%	0.650%	98.689%
2022 note total	$596,034,000	$3,900,000	$592,134,000

Per 2041 note	99.075%	0.875%	98.200%
2041 note total	$396,300,000	$3,500,000	$392,800,000

Total	$1,390,886,000	$9,800,000	$1,381,086,000

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from March 14, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry form through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, on or about March 14, 2011, against payment therefor in immediately available funds.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	UBS Investment Bank

Barclays Capital	Deutsche Bank Securities	Wells Fargo Securities

Co-Lead Manager

KeyBanc Capital Markets

The date of this prospectus supplement is March 9, 2011.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus supplement, the accompanying prospectus and any such “free writing prospectus.” We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such “free writing prospectus” or the documents incorporated therein by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

This document is in two parts. The first part is the prospectus supplement, which adds to and updates information contained in the accompanying prospectus. The second part, the prospectus, provides more general information, some of which may not apply to this offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement.

Before purchasing any securities, you should carefully read this prospectus supplement, the accompanying prospectus and any “free writing prospectus” we authorize to be delivered to you, together with the additional information described under the heading, “Where you can find more information,” in this prospectus supplement.

In this prospectus supplement, unless otherwise indicated herein or the context otherwise indicates:

➢	the terms “we,” “us,” “our,” the “Company,” or similar terms refer to Health Care REIT, Inc. together with its consolidated subsidiaries;

➢	the term “FC-GEN” refers to FC-GEN Investment, LLC together with its consolidated subsidiaries, which is a joint venture between affiliates of Formation Capital, LLC and JER Partners;

➢	the term “FC-GEN Acquisition Holding” refers to FC-GEN Acquisition Holding, LLC, a wholly owned subsidiary of FC-GEN, together with its consolidated subsidiaries;

➢	the term “OpCo” refers to FC-GEN Operations Investment, LLC, a wholly owned subsidiary of FC-GEN Acquisition Holding, together with its consolidated subsidiaries;

➢	the term “Tenant” refers to Genesis Operations, LLC, an indirect subsidiary of FC-GEN;

➢	the term “Acquisition” refers to the acquisition by the Company of all of the equity interests of FC-GEN Acquisition Holding, pursuant to the purchase agreement, dated as of February 28, 2011, by and among the Company, FC-GEN and OpCo;

➢	the term “March Offerings” refers collectively to the Company’s offerings in March 2011 (a) of 28,750,000 shares of common stock, $1.00 par value per share (the “Common Stock Offering”), and (b) of 14,375,000 shares of 6.50% Series I Cumulative Convertible Perpetual Preferred Stock, $1.00 par value per share (the “Preferred Stock Offering”); and

➢	the term “Financing Transactions” refers to this offering, the March Offerings and the $2.4 billion bridge loan facility related to the Acquisition, each as described elsewhere in this prospectus supplement. See “The Acquisition—The Financing Transactions.”

S-ii

Prospectus supplement summary

This summary highlights selected information about us and this offering. This information is not complete and does not contain all of the information you should consider before investing in our notes. You should read this entire prospectus supplement and the accompanying prospectus carefully, including “Risk factors” and “Forward-looking statements” contained in this prospectus supplement and “Cautionary Statement Concerning Forward-Looking Statements and Risk Factors,” contained in the accompanying prospectus and the financial statements and the other information incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information contained in our Current Reports on Form 8-K filed on February 28, 2011, as amended by Amendment No. 1 to Current Report on Form 8-K filed on March 9, 2011 (except for that information furnished pursuant to Item 7.01 and the exhibits related to such information, which are not incorporated into this prospectus supplement), before making an investment decision.

The closing of this offering is not conditioned upon the closing of the Acquisition, although we will be required to redeem all of the notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price if the Acquisition is not completed on or prior to the Acquisition Termination Date (each as defined in “Description of the notes”). Unless otherwise indicated, this prospectus supplement does not give pro forma effect to the Acquisition, the March Offerings and the related transactions. Unless otherwise indicated, references to “fiscal year” refer to the fiscal year of the Company, which ends on December 31. Our financial results on a pro forma basis for the Acquisition and the March Offerings for the fiscal year ended December 31, 2010 are set forth below under “Unaudited pro forma condensed consolidated financial statements.”

ABOUT OUR COMPANY

We are a real estate investment trust that has been at the forefront of senior housing and health care real estate since the Company was founded in 1970. We are an S&P 500 company headquartered in Toledo, Ohio and our portfolio spans the full spectrum of senior housing and health care real estate, including senior housing communities, skilled nursing facilities, medical office buildings, inpatient and outpatient medical centers and life science facilities. Our capital programs, when combined with comprehensive planning, development and property management services, make us a single-source solution for acquiring, planning, developing, managing, repositioning and monetizing real estate assets. As of December 31, 2010, our broadly diversified portfolio consisted of 683 properties in 41 states.

Our principal executive offices are located at 4500 Dorr Street, Toledo, Ohio 43615, and our telephone number is (419) 247-2800. Our website address is www.hcreit.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

OUR STRATEGY

Our primary objectives are to protect stockholder capital and enhance stockholder value. We seek to pay consistent cash dividends to stockholders and create opportunities to increase dividend payments to stockholders as a result of annual increases in rental and interest income and portfolio growth. To meet these objectives, we invest across the full spectrum of senior housing and health care real estate and diversify our investment portfolio by property type, operator/tenant and geographic location.

The portfolio

The following table summarizes our portfolio as of December 31, 2010:

				Number of
		Percentage of	Number of	Beds/Units	Investment per
Type of property	Investments	investments	properties	or Sq. Ft.	Metric(1)	States

	(in thousands)

Senior housing facilities	$4,403,208	49.0%	303	27,863 units	$162,210 per unit	36
Skilled nursing facilities	1,257,719	14.0%	180	24,064 beds	52,266 per bed	26
Hospitals	782,879	8.7%	31	1,857 beds	446,846 per bed	13
Medical office buildings(2)	2,195,435	24.4%	162	9,047,167 sq. ft.	254 per sq. ft.	28
Life science buildings(2)	346,562	3.9%	7		n/a	1

Totals	$8,985,803	100%	683			41

(1)	Investment per metric was computed by using the total investment amount of $8,860,164,000, which includes net real estate investments and unfunded construction commitments for which initial funding has commenced which amounted to $8,592,109,000 and $268,055,000, respectively.

(2)	Includes our share of unconsolidated joint venture investments. Please see Note 7 to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 for additional information.

We invest in senior housing and health care real estate. In determining whether to invest in a property, we focus on the following: (1) the experience of the obligor’s management team; (2) the historical and projected financial and operational performance of the property; (3) the credit of the obligor; (4) the security for the lease or loan; and (5) the capital committed to the property by the obligor. We conduct market research and analysis for all potential investments. In addition, we review the value of all properties, the interest rates and covenant requirements of any debt to be assumed and the anticipated sources of repayment of any existing debt that is not to be assumed.

We monitor our investments through a variety of methods determined by the type of property. Our asset management process for senior housing and care properties generally includes review of monthly financial statements and other operating data for each property, periodic review of obligor creditworthiness, periodic property inspections and review of covenant compliance relating to licensure, real estate taxes, letters of credit and other collateral. Our internal property management division actively manages and monitors the medical office building portfolio with a comprehensive process including tenant relations, tenant lease expirations, the mix of health service providers, hospital/health system relationships, property performance, capital improvement needs and market conditions among other things. In monitoring our portfolio, our personnel use a proprietary database to collect and analyze property-specific data. Additionally, we conduct extensive research to ascertain industry trends and risks.

Through asset management and research, we evaluate the operating environment in each property’s market to determine whether payment risk is likely to increase. When we identify unacceptable levels of payment risk, we seek to mitigate, eliminate or transfer the risk. We categorize the risk as obligor, property or market risk. For obligor risk, we typically find a substitute operator/tenant to run the property. For property risk, we usually work with the operator/tenant to institute property-level management changes to address the risk. Finally, for market risk, we often encourage an obligor to change its capital structure, including refinancing the property or raising additional equity. Through these asset management and research efforts, we are generally able to intervene at an early stage to address payment risk, and in so doing, support both the collectability of revenue and the value of our investment.

The Acquisition

On February 28, 2011, we entered into a definitive purchase agreement (the “Purchase Agreement”) with FC-GEN and OpCo to acquire 100% of the equity interests of FC-GEN Acquisition Holding. FC-GEN Acquisition Holding indirectly owns (1) 140 senior housing and care facilities (137 in fee simple and three pursuant to ground leases) and (2) the leasehold interests in and option to purchase seven senior housing and care facilities in 11 states in the Northeast and Mid-Atlantic operating under the name Genesis HealthCare. Prior to closing, FC-GEN Acquisition Holding will (a) contribute the assets, liabilities and equity interests relating to (i) the business of operating and managing senior housing and care facilities, (ii) joint venture entities and (iii) other ancillary businesses to OpCo, and then (b) distribute all of the equity interests of OpCo to FC-GEN. The purchase price for the equity interests of FC-GEN Acquisition Holding is $2.4 billion (subject to adjustment). Immediately after the closing of the Acquisition, a subsidiary of the Company will enter into a master lease (the “Master Lease”) with Tenant under which Tenant will operate the 140 owned and ground leased facilities and will enter into a pass through master sub-sublease with an affiliate of Tenant under which such affiliate will operate the seven leased facilities. The Master Lease is supported by a guaranty from OpCo. See “The Acquisition” for additional information.

The Acquisition is expected to close in the second quarter of 2011, and will be subject to the fulfillment or waiver of various conditions to closing, the failure of which to occur could delay the closing or result in the Acquisition not closing.

In addition, in conjunction with the Acquisition, the Company will have the option to acquire a 9.9% ownership interest in OpCo for a fixed price equal to $47 million at any time during the initial 15-year term of the Master Lease.

In connection with the Acquisition, we obtained a commitment for a bridge loan facility in the aggregate amount of up to $2.4 billion, which may be used to finance part of the purchase price of the Acquisition. We currently anticipate using the proceeds of this offering, the March Offerings and cash on hand in lieu of borrowings available under the $2.4 billion bridge loan facility. The original commitment amount of the bridge loan facility of $2.4 billion was reduced by approximately $1.8 billion, the amount of a portion of the net proceeds of the March Offerings, and will be further reduced by a substantial portion of the net proceeds of this offering and any future offerings. See “Description of other indebtedness—The $2.4 Billion Bridge Loan Facility” for additional information.

The March Offerings

In March 2011, we completed an offering of 28,750,000 shares of our common stock. The net proceeds from the offering were approximately $1.4 billion, which will be used to finance a portion of the aggregate purchase price of the Acquisition.

In March 2011, we completed an offering of 14,375,000 shares of our 6.50% Series I Cumulative Convertible Perpetual Preferred Stock. The net proceeds from the offering were approximately $696.4 million, which will be used to finance a portion of the aggregate purchase price of the Acquisition.

Recent developments

In January 2011, we formed a $298 million partnership with Silverado Senior Living structured as a RIDEA investment. We acquired a 95% interest to own and operate 18 senior housing facilities with 1,454 beds located primarily in California and Texas. Silverado will continue to manage the facilities and own the remaining 5% interest. The partnership assumed $55.9 million in secured debt at an average rate of 6.9%.

We have entered into a purchase agreement and expect to complete an acquisition of four combination senior housing facilities located in the Chicago and New York metro areas totaling 628 units. Our $141 million investment will include the assumption of $48 million in secured debt at an average rate of 6.5%. The investment will be structured as a triple-net lease with Capital Senior Living (NYSE:CSU) with an initial term of 15 years and an initial rental yield of 7.25% with annual escalators of 3%. The transaction is expected to close in March 2011.

We have entered into a purchase agreement and expect to form an $890 million partnership with Benchmark Senior Living structured as a RIDEA investment. We will acquire a 95% interest to own and operate 34 senior housing facilities located primarily in New England. Benchmark will continue to manage the facilities and own the remaining 5% interest. The partnership will assume $509 million in secured debt at an average rate of 5.3%. We have obtained a $400 million bridge loan commitment from UBS Loan Finance, LLC to complete this acquisition. The original commitment amount of the bridge loan facility of $400 million was reduced by approximately $300 million, the amount of a portion of the net proceeds of the March Offerings, and will be further reduced by a portion of the net proceeds of this offering and any future offerings. The transaction is expected to close in March or April 2011.

Other information

The SEC maintains an Internet website at http://www.sec.gov that contains our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements, and all amendments thereto. All reports that we file with the SEC may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

The offering

Securities Offered	$400 million aggregate principal amount of notes due 2016

$600 million aggregate principal amount of notes due 2022

$400 million aggregate principal amount of notes due 2041

Interest Rate	3.625% per year on the 2016 notes

5.250% per year on the 2022 notes

6.500% per year on the 2041 notes

Maturity	March 15, 2016 for the 2016 notes

January 15, 2022 for the 2022 notes

March 15, 2041 for the 2041 notes

Interest Payment Dates	Semi-annually in arrears on March 15 and September 15, commencing September 15, 2011, on the 2016 notes and the 2041 notes. Semi-annually in arrears on January 15 and July 15, commencing July 15, 2011, on the 2022 notes.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding. The notes will be effectively subordinated to all liabilities of our subsidiaries and to our secured indebtedness to the extent of the assets securing such indebtedness. See “Description of the notes” and “Description of other indebtedness.”

Special Mandatory Redemption	If the Acquisition is not completed on or prior to the Acquisition Termination Date (as defined below), we will be required to redeem all of the notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price (each as defined below). See “Description of the notes—Special Mandatory Redemption.”

Optional Redemption	The notes are redeemable at our option, at any time in whole or from time to time in part, at a redemption price equal to the sum of (1) the principal amount of the notes (or portion of such notes) being redeemed plus accrued and unpaid interest thereon to but excluding the redemption date and (2) the Make-Whole Amount (as defined below), if any; provided, however, that if we redeem the 2022 notes 90 days or fewer prior to their maturity date, the redemption price will equal 100% of the principal amount of the 2022 notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to the redemption date; provided further, however, that if we redeem the 2041 notes 180 days or fewer prior to their maturity date, the redemption price will equal 100% of the principal amount of the 2041 notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to the redemption date. See “Description of the notes—Optional Redemption.”

Use of Proceeds	We intend to use the net proceeds from this offering to finance a portion of the aggregate purchase price of the Acquisition and to invest in health care and senior housing properties, including portions of previously announced transactions. Pending such use, the net proceeds may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or indirect or guaranteed obligations of the United States. If the Acquisition is not completed on or prior to the Acquisition Termination Date, we will be required to redeem all of the notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price, as described under “Description of the notes—Special Mandatory Redemption.” See “Use of proceeds.”

Certain Covenants	The notes and the supplemental indenture under which they will be issued contain various covenants including the following as described in “Description of the notes—Certain Covenants”:

➢ A covenant not to pledge or otherwise subject to any Lien (as defined below), any of our property or assets or those of our subsidiaries unless the notes are secured equally and ratably with all other obligations so secured. This covenant does not apply to Liens securing obligations that do not in the aggregate at any one time outstanding exceed 40% of the sum of (1) the Total Assets (as defined below) of us and our consolidated subsidiaries prior to the incurrence of such additional Liens, and (2) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness (as defined below)), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Liens. In addition, this covenant does not apply to certain of our other obligations as more fully explained in “Description of the notes—Certain Covenants.”

➢ A covenant that we will not incur or otherwise become liable for any Indebtedness if the aggregate outstanding principal amount of Indebtedness of us and our consolidated subsidiaries is, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, greater than 60% of the sum of (1) the Total Assets of us and our consolidated subsidiaries prior to the incurrence of such additional indebtedness and (2) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

➢ A covenant that we will have or maintain, on a consolidated basis, as of the last day of each of our fiscal quarters, Interest Coverage (as defined below) of not less than 150%.

➢ A covenant that we will maintain, at all times, Total Unencumbered Assets (as defined below) of not less than 150% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) of us and our subsidiaries on a consolidated basis.

Sinking Fund	The notes are not entitled to any sinking fund payments.

Governing Law	New York

Denominations	The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Form of Notes	The notes will be issued as fully registered notes, represented by one or more global notes deposited with, or on behalf of, The Depository Trust Company (“DTC”), and registered in the name of DTC’s partnership nominee, Cede & Co. Investors may elect to hold interests in the global notes through any of DTC, Clearstream or the Euroclear System.

Summary selected historical consolidated financial data

The summary selected historical consolidated financial data set forth below should be read in conjunction with the sections of this prospectus supplement entitled “Capitalization” and “Prospectus supplement summary,” as well as the other information that we have filed with the SEC and incorporated by reference herein. The summary selected historical consolidated financial data for each of the years in the three-year period ended December 31, 2010 have been derived from our audited consolidated financial statements. Our audited consolidated financial statements have been audited by Ernst & Young LLP, our independent registered public accounting firm. This information is only a summary, and should be read together with, and is qualified in its entirety by reference to, our historical consolidated financial statements and notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference herein. See “Unaudited pro forma condensed consolidated financial statements” for a presentation of the effect on a pro forma basis of this offering, the March Offerings and the Acquisition on our consolidated financial statements.

	Year ended December 31,
	2008	2009	2010

	amounts are in thousands, except per share data

Operating Data
Revenues	$504,525	$546,092	$680,530
Income from continuing operations attributable to common stockholders	105,260	127,387	62,350
Net income attributable to common stockholders	260,098	171,190	106,882
Per Share Data
Basic:
Income from continuing operations attributable to common stockholders	$1.12	$1.12	$0.49
Net income attributable to common stockholders	$2.77	$1.50	$0.84
Diluted:
Income from continuing operations attributable to common stockholders	$1.12	$1.11	$0.49
Net income attributable to common stockholders	$2.76	$1.49	$0.83
Dividends declared and paid per common share	$2.70	$2.72	$2.74

	December 31,
	2008	2009	2010

	amounts are in thousands

Balance Sheet Data
Net real estate investments	$5,854,179	$6,080,620	$8,590,833
Total assets	6,215,031	6,367,186	9,451,734
Total long-term obligations	2,847,676	2,414,022	4,469,736
Total liabilities	2,976,746	2,559,735	4,714,081
Total preferred stock	289,929	288,683	291,667
Total equity	3,238,285	3,807,451	4,733,100

The Acquisition

On February 28, 2011, we entered into a definitive purchase agreement (the “Purchase Agreement”) with FC-GEN and OpCo to acquire 100% of the equity interests of FC-GEN Acquisition Holding. FC-GEN Acquisition Holding indirectly owns (1) 140 senior housing and care facilities (137 in fee simple and three pursuant to ground leases) and (2) the leasehold interests in and option to purchase seven senior housing and care facilities in 11 states in the Northeast and Mid-Atlantic operating under the name Genesis HealthCare. Prior to closing, FC-GEN Acquisition Holding will (a) contribute the assets, liabilities and equity interests relating to (i) the business of operating and managing senior housing and care facilities, (ii) joint venture entities and (iii) other ancillary businesses to OpCo, and then (b) distribute all of the equity interests of OpCo to FC-GEN. The purchase price for the equity interests of FC-GEN Acquisition Holding is $2.4 billion (subject to adjustment).

In addition, in conjunction with the Acquisition, the Company will have the option to acquire a 9.9% ownership interest in OpCo for a fixed price equal to $47 million at any time during the initial 15-year term of the Master Lease.

In connection with the Acquisition, we obtained a commitment for a bridge loan facility in the aggregate amount of up to $2.4 billion, which may be used to finance all or part of the purchase price of the Acquisition. The original commitment amount of the bridge loan facility of $2.4 billion was reduced by approximately $1.8 billion, the amount of a portion of the net proceeds of the March Offerings, and will be further reduced by a substantial portion of the net proceeds of this offering and any future offerings. We currently anticipate using the proceeds of this offering, the March Offerings and cash on hand to fund the Acquisition in lieu of borrowings available under the $2.4 billion bridge loan facility. See “Description of other indebtedness—The $2.4 Billion Bridge Loan Facility” for additional information.

The Acquisition is subject to the fulfillment or waiver of various closing conditions, including, among other things, obtaining certain governmental and regulatory approvals and landlord consents, the absence of laws, regulations or orders of a governmental body prohibiting the Acquisition, the accuracy of the representations and warranties made by, and the absence of a material breach in the performance of covenants by, FC-GEN and us in the Purchase Agreement. The parties have also made customary representations, warranties and covenants in the Purchase Agreement, including among others, FC-GEN’s covenant not to solicit acquisition proposals or participate in discussions relating to an acquisition proposal. The Acquisition is expected to close in the second quarter of 2011; however, we cannot assure you that the Acquisition will close or, if it does, when such closing will occur. See “Risk factors—Risks Related to the Offering and the Acquisition.” The Acquisition is not subject to a financing contingency.

This offering is not conditioned upon the consummation of the Acquisition, although we will be required to redeem all of the notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price if the Acquisition is not completed on or prior to the Acquisition Termination Date (each as defined in “Description of the notes”).

MASTER LEASE

Immediately after the closing of the Acquisition, a subsidiary of the Company will enter into a master lease (the “Master Lease”) with Tenant under which Tenant will operate the 140 owned or ground leased facilities and will enter into a pass through master sub-sublease with an affiliate of Tenant under which such affiliate will operate the seven leased facilities. The Master Lease is supported by a guaranty from OpCo.

The Acquisition

The initial term will be 15 years (the “Initial Term”). Tenant will have one option to renew for an additional term of 15 years. The renewal option is exercisable as to all facilities in the aggregate only.

The Master Lease will provide that the base rent for the first year will be $198 million, and will increase at least 1.75% but no more than 3.50% (subject to CPI changes) for each of the years two through six during the Initial Term and at least 1.50% but no more than 3.00% per year thereafter (subject to CPI changes).

Tenant and/or OpCo will be subject to certain financial covenants, including requirements to maintain a minimum payment coverage ratio, a minimum net worth, a minimum cash balance, a minimum current ratio and a maximum leverage ratio. Tenant will grant the Company the exclusive right and option to own any facilities that Tenant or its affiliates develop or acquire during the Initial Term.

The seven senior housing and care facilities leased by FC-GEN Acquisition Holding (the “Leased Facilities) are each subject to a fixed price purchase option (each an “Option”). Pursuant to the Acquisition, the benefit of the Options will be transferred to the Company. If the Company exercises an Option and acquires a Leased Facility (a “Purchased Facility”), the Purchased Facility will be leased to Tenant pursuant to the terms of the Master Lease.

The Master Lease will be structured so that Tenant will be responsible for all operating costs associated with the facilities, including the payment of operating expenses, real estate taxes, insurance, building repairs and maintenance and all payments due under the three ground leases. Tenant will also provide indemnities against liabilities associated with the operation of the facilities.

The Company will have the right of first offer on the sale of any direct interest comprising less than a 20% ownership interest in OpCo, other than (1) a transfer between any direct or indirect owners as of the closing date, or (2) transfers in connection with an initial public offering of OpCo.

THE FINANCING TRANSACTIONS

The $2.4 billion bridge loan facility

On February 28, 2011, the Company obtained a commitment from UBS Loan Finance LLC, UBS Securities LLC, as joint lead arranger, Bank of America, N.A., as co-syndication agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arranger, Barclays Bank PLC, as co-syndication agent, Barclays Capital Inc., as joint lead arranger, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., as joint lead arranger and co-documentation agent, JPMorgan Chase Bank, N.A., as co-syndication agent, J.P. Morgan Securities LLC, as joint lead arranger, Wells Fargo Bank, N.A., as co-documentation agent, Wells Fargo Securities, LLC, as joint lead arranger, KeyBank National Association, as senior managing agent, and KeyBanc Capital Markets Inc. to provide a bridge loan facility to the Company in an aggregate amount of up to $2.4 billion subject to certain customary terms and conditions. The original commitment amount of the bridge loan facility of $2.4 billion was reduced by approximately $1.8 billion, the amount of a portion of the net proceeds of the March Offerings, and will be further reduced by a substantial portion of the net proceeds of this offering and any future offerings. No borrowings have been made under the $2.4 billion bridge loan facility as of the date of this prospectus supplement, and the commitments thereunder are available until May 31, 2011. See “Description of other indebtedness—The $2.4 Billion Bridge Loan Facility.”

The Common Stock Offering

In March 2011, we completed an offering of 28,750,000 shares of our common stock (the “Common Stock Offering”). The net proceeds from the Common Stock Offering were approximately $1.4 billion, which will be used to finance a portion of the aggregate purchase price of the Acquisition.

The Acquisition

The Preferred Stock Offering

In March 2011, we completed an offering of 14,375,000 shares of our 6.50% Series I Cumulative Convertible Perpetual Preferred Stock (the “Preferred Stock Offering). The net proceeds from the Preferred Stock Offering were approximately $696.4 million, which will be used to finance a portion of the aggregate purchase price of the Acquisition.

Sources and uses of funds for the Acquisition

The following table sets forth the expected sources and uses of funds upon completion of the Acquisition, assuming a closing date in the second quarter of 2011 and assuming only the financing sources announced or for which we have a commitment as of the date of this prospectus supplement. No assurances can be given that the information in the following table will not change depending on the nature of our financing arrangements and/or whether the Acquisition will be consummated in accordance with the anticipated timing or at all. See “Risk factors—Risks Related to the Offering and the Acquisition.”

Sources	Amount		Uses	Amount

	(in millions)			(in millions)

Notes Offering	$345,500	(1)	Cash portion of purchase price	$2,400,000
Common Stock Offering	1,358,100	(2)	Estimated fees and expenses	36,000	(4)
Preferred Stock Offering	696,400	(3)
Bridge Loan Facility	0
Cash	36,000

Total	$2,436,000			$2,436,000

(1)	Assuming the application of a portion of the proceeds of this offering to the financing of the Acquisition.

(2)	Based on the public offering price of $49.25 per share and after deducting underwriting discounts and commissions and our estimated offering expenses.

(3)	Based on the public offering price of $50.00 per share and after deducting underwriting discounts and commissions and our estimated offering expenses.

(4)	Our estimated fees and expenses include advisory fees ($6,000,000), legal fees ($2,000,000) and due diligence and other closing costs ($28,000,000).

Risk factors

An investment in the notes involves risks. You should carefully consider the following risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2010, in evaluating an investment in the note.

RISKS RELATED TO THIS OFFERING AND THE ACQUISITION

There can be no assurance that the Acquisition will be consummated in accordance with the anticipated timing or at all, and the closing of this offering is not conditioned on the consummation of the Acquisition

Although the Company expects to close the Acquisition in the second quarter of 2011, there can be no assurance that the Acquisition will be completed in accordance with the anticipated timing or at all. In order to consummate the Acquisition, the Company and FC-GEN must obtain certain regulatory and other approvals and consents in a timely manner. If these approvals or consents are not received, or they are not received on terms that satisfy the conditions set forth in the Purchase Agreement, then the Company and/or FC-GEN will not be obligated to complete the Acquisition. The Purchase Agreement also contains certain other closing conditions, which may not be satisfied or waived. In addition, under circumstances specified in the Purchase Agreement, the Company or FC-GEN may terminate the Purchase Agreement. In addition, the Company’s business may be harmed to the extent that customers, supplies and other believe that the Company cannot compete in the marketplace without FC-GEN Acquisition Holding, or otherwise remain uncertain about the Company.

We will incur substantial expenses and payments even if the Acquisition is not completed

We have incurred substantial legal, accounting, financial advisory and other costs and our management has devoted considerable time and effort in connection with the Acquisition. If the Acquisition is not completed, we will bear certain fees and expenses associated with the Acquisition without realizing the benefits of the Acquisition. The fees and expenses may be significant and could have an adverse impact on our results of our operations.

RISKS RELATED TO OUR BUSINESS

Our expected results may not be achieved

Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including, but not limited to: the status of the economy; the status of capital markets, including availability and cost of capital; issues facing the health care industry, including compliance with, and changes to, regulations and payment policies, responding to government investigations and punitive settlements and operators’/tenants’ difficulty in cost-effectively obtaining and maintaining adequate liability and other insurance; changes in financing terms; competition within the health care, senior housing and life science industries; negative developments in the operating results or financial condition of operators/tenants, including, but not limited to, their ability to pay rent and repay loans; our ability to transition or sell facilities with profitable results; the failure to make new investments as and when anticipated; acts of God affecting our properties; our ability to re-lease space at similar rates as vacancies occur; our ability to timely reinvest sale proceeds at similar rates to assets sold; operator/tenant or joint venture partner bankruptcies or insolvencies; the cooperation of joint venture partners; government regulations affecting Medicare and Medicaid reimbursement rates and operational requirements; regulatory approval and market acceptance of the products and technologies of life science tenants; liability or contract claims by or against operators/

Risk factors

tenants; unanticipated difficulties and/or expenditures relating to future acquisitions; environmental laws affecting our properties; changes in rules or practices governing our financial reporting; and other legal and operational matters, including REIT qualification and key management personnel recruitment and retention.

Risk factors related to our operators’ revenues and expenses

Our investment property operators’ revenues are primarily driven by occupancy, Medicare and Medicaid reimbursement, if applicable, and private pay rates. Expenses for these facilities are primarily driven by the costs of labor, food, utilities, taxes, insurance and rent or debt service. Revenues from government reimbursement have, and may continue to, come under pressure due to reimbursement cuts and state budget shortfalls. Liability insurance and staffing costs continue to increase for our operators. To the extent that any decrease in revenues and/or any increase in operating expenses result in a property not generating enough cash to make payments to us, the credit of our operator and the value of other collateral would have to be relied upon.

The recent credit and liquidity crisis, and the weakened economy, may have a lingering adverse effect on our operators and tenants, including their ability to access credit or maintain occupancy rates. If the operations, cash flows or financial condition of our operators are materially adversely impacted by economic conditions, our revenue and operations may be adversely affected.

Increased competition may affect our operators’ ability to meet their obligations to us

The operators of our properties compete on a local and regional basis with operators of properties and other health care providers that provide comparable services. We cannot be certain that the operators of all of our facilities will be able to achieve and maintain occupancy and rate levels that will enable them to meet all of their obligations to us. Our operators are expected to encounter increased competition in the future that could limit their ability to attract residents or expand their businesses.

Risk factors related to obligor bankruptcies

We are exposed to the risk that our obligors may not be able to meet the rent, principal and interest or other payments due us, which may result in an obligor bankruptcy or insolvency, or that an obligor might become subject to bankruptcy or insolvency proceedings for other reasons. Although our operating lease agreements provide us with the right to evict a tenant, demand immediate payment of rent and exercise other remedies, and our loans provide us with the right to terminate any funding obligation, demand immediate repayment of principal and unpaid interest, foreclose on the collateral and exercise other remedies, the bankruptcy and insolvency laws afford certain rights to a party that has filed for bankruptcy or reorganization. An obligor in bankruptcy or subject to insolvency proceedings may be able to limit or delay our ability to collect unpaid rent in the case of a lease or to receive unpaid principal and interest in the case of a loan, and to exercise other rights and remedies.

We may be required to fund certain expenses (e.g., real estate taxes and maintenance) to preserve the value of an investment property, avoid the imposition of liens on a property and/or transition a property to a new tenant. In some instances, we have terminated our lease with a tenant and relet the property to another tenant. In some of those situations, we have provided working capital loans to and limited indemnification of the new obligor. If we cannot transition a leased property to a new tenant, we may take possession of that property, which may expose us to certain successor liabilities. Should such events occur, our revenue and operating cash flow may be adversely affected.

Risk factors

Transfers of health care facilities may require regulatory approvals and these facilities may not have efficient alternative uses

Transfers of health care facilities to successor operators frequently are subject to regulatory approvals or notifications, including, but not limited to, change of ownership approvals under certificate of need (“CON”) laws, state licensure laws and Medicare and Medicaid provider arrangements, that are not required for transfers of other types of real estate. The replacement of a health care facility operator could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the facility or the replacement of the operator licensed to manage the facility. Alternatively, given the specialized nature of our facilities, we may be required to spend substantial time and funds to adapt these properties to other uses. If we are unable to timely transfer properties to successor operators or find efficient alternative uses, our revenue and operations may be adversely affected.

Risk factors related to government regulations

Our obligors’ businesses are affected by government reimbursement and private payor rates. To the extent that an operator/tenant receives a significant portion of its revenues from government payors, primarily Medicare and Medicaid, such revenues may be subject to statutory and regulatory changes, retroactive rate adjustments, recovery of program overpayments or set-offs, administrative rulings, policy interpretations, payment or other delays by fiscal intermediaries or carriers, government funding restrictions (at a program level or with respect to specific facilities) and interruption or delays in payments due to any ongoing government investigations and audits at such property. In recent years, government payors have frozen or reduced payments to health care providers due to budgetary pressures. Health care reimbursement will likely continue to be of paramount importance to federal and state authorities. We cannot make any assessment as to the ultimate timing or effect any future legislative reforms may have on the financial condition of our obligors and properties. There can be no assurance that adequate reimbursement levels will be available for services provided by any property operator, whether the property receives reimbursement from Medicare, Medicaid or private payors. Significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on an obligor’s liquidity, financial condition and results of operations, which could adversely affect the ability of an obligor to meet its obligations to us. See “Item 1—Business—Certain Government Regulations—Reimbursement” included in our Annual Report on Form 10-K for the year ended December 31, 2010.

Our operators and tenants generally are subject to extensive federal, state, local, and industry-regulated licensure, certification and inspection laws, regulations, and standards. Our operators’ or tenants’ failure to comply with any of these laws, regulations, or standards could result in loss of accreditation, denial of reimbursement, imposition of fines, suspension or decertification from federal and state health care programs, loss of license or closure of the facility. Such actions may have an effect on our operators’ or tenants’ ability to make lease payments to us and, therefore, adversely impact us. See “Item 1—Business—Certain Government Regulations—Other Related Laws” included in our Annual Report on Form 10-K for the year ended December 31, 2010.

Many of our properties may require a license, registration, and/or CON to operate. Failure to obtain a license, registration, or CON, or loss of a required license, registration, or CON would prevent a facility from operating in the manner intended by the operators or tenants. These events could materially adversely affect our operators’ or tenants’ ability to make rent payments to us. State and local laws also may regulate the expansion, including the addition of new beds or services or acquisition of medical equipment, and the construction or renovation of health care facilities, by requiring a CON or other similar approval from a state agency. See “Item 1—Business—Certain Government Regulations—Licensing and Certification” included in our Annual Report on Form 10-K for the year ended December 31, 2010.

Risk factors

The American Recovery and Reinvestment Act of 2009 (“ARRA”), which was signed into law on February 17, 2009, provides $87 billion in additional federal Medicaid funding for states’ Medicaid expenditures between October 1, 2008 and December 31, 2010. On August 10, 2010, the President signed into law H.R. 1586, which mandates a six-month extension of the increase in federal Medicaid funding for states through June 30, 2011, although the enhanced federal Medicaid funding is scaled back for the first two quarters of 2011. Under both the ARRA and H.R. 1586, states meeting certain eligibility requirements will temporarily receive additional money in the form of an increase in the federal medical assistance percentage (“FMAP”). Thus, for a limited period of time, the share of Medicaid costs that are paid for by the federal government will go up, and each state’s share will go down. We cannot predict whether states are, or will remain, eligible to receive the additional federal Medicaid funding, or whether the states will have sufficient funds for their Medicaid programs. We also cannot predict the impact that such broad-based, far-reaching legislation will have on the U.S. economy or our business.

Risk factors related to liability claims and insurance costs

In recent years, skilled nursing and seniors housing operators have experienced substantial increases in both the number and size of patient care liability claims. As a result, general and professional liability costs have increased in some markets. However, a recent report and state survey found that the liability insurance market is beginning to stabilize in most markets. In 2008, national average liability loss costs were stable for the first time in nearly a decade. State-led tort reform efforts have greatly contributed to decreasing costs. In some markets general and professional liability insurance coverage continues to be restricted or very costly, which in some cases has caused operators to self-insure. These developments may adversely affect the property operators’ future operations, cash flows and financial condition, and may have a material adverse effect on the property operators’ ability to meet their obligations to us.

Risk factors related to acquisitions

We are exposed to the risk that some of our acquisitions may not prove to be successful. We could encounter unanticipated difficulties and expenditures relating to any acquired properties, including contingent liabilities, and acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. If we agree to provide construction funding to an operator/tenant and the project is not completed, we may need to take steps to ensure completion of the project. Moreover, if we issue equity securities or incur additional debt, or both, to finance future acquisitions, it may reduce our per share financial results. These costs may negatively affect our results of operations.

Risk factors related to joint ventures

We have entered into, and may continue in the future to enter into, partnerships or joint ventures with other persons or entities. Joint venture investments involve risks that may not be present with other methods of ownership, including the possibility that our partner might become insolvent, refuse to make capital contributions when due or otherwise fail to meet its obligations, which may result in certain liabilities to us for guarantees and other commitments; that our partner might at any time have economic or other business interests or goals that are or become inconsistent with our interests or goals; that we could become engaged in a dispute with our partner, which could require us to expend additional resources to resolve such disputes and could have an adverse impact on the operations and profitability of the joint venture; and that our partner may be in a position to take action or withhold consent contrary to our instructions or requests. In addition, our ability to transfer our interest in a joint venture to a third party may be restricted. In some instances, we and/or our partner may have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partner’s interest, at a time when we otherwise would not have initiated such a transaction. Our ability

Risk factors

to acquire our partner’s interest may be limited if we do not have sufficient cash, available borrowing capacity or other capital resources. In such event, we may be forced to sell our interest in the joint venture when we would otherwise prefer to retain it. Joint ventures may require us to share decision-making authority with our partners, which could limit our ability to control the properties in the joint ventures. Even when we have a controlling interest, certain major decisions may require partner approval, such as the sale, acquisition or financing of a property.

Risk factors related to life sciences facilities

Our tenants in the life sciences industry face high levels of regulation, expense and uncertainty that may adversely affect their ability to make payments to us. Research, development and clinical testing of products and technologies can be very expensive and sources of funds may not be available to our life sciences tenants in the future. The products and technologies that are developed and manufactured by our life sciences tenants may require regulatory approval prior to being made, marketed, sold and used. The regulatory process can be costly, long and unpredictable. Even after a tenant gains regulatory approval and market acceptance, the product still presents regulatory and liability risks, such as safety concerns, competition from new products and eventually the expiration of patent protection. These factors may affect the ability of our life sciences tenants to make timely payments to us, which may adversely affect our revenue and operations.

Risk factors related to indebtedness

Permanent financing for our investments is typically provided through a combination of public and private offerings of debt and equity securities and the incurrence or assumption of secured debt. The incurrence or assumption of indebtedness, including each of our bridge loan facilities, may cause us to become more leveraged, which could (1) require us to dedicate a greater portion of our cash flow to the payment of debt service, (2) make us more vulnerable to a downturn in the economy, (3) limit our ability to obtain additional financing, or (4) negatively affect our credit ratings or outlook by one or more of the noted rating agencies.

Our debt agreements contain various covenants, restrictions and events of default. Among other things, these provisions require us to maintain certain financial ratios and minimum net worth and impose certain limits on our ability to incur indebtedness, create liens and make investments or acquisitions. Breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, in addition to any other indebtedness cross-defaulted against such instruments. These defaults could have a material adverse impact on our business, results of operations and financial condition.

Risk factors related to our credit ratings

We plan to manage the Company to maintain a capital structure consistent with our current profile, but there can be no assurance that we will be able to maintain our current credit ratings. Any downgrades in terms of ratings or outlook by any or all of the noted rating agencies could have a material adverse impact on our cost and availability of capital, which could in turn have a material adverse impact on our consolidated results of operations, liquidity and/or financial condition.

Risk factors related to interest rate swaps

We enter into interest rate swap agreements from time to time to manage some of our exposure to interest rate volatility. These swap agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. In addition, these arrangements may not be effective in reducing our exposure to changes in interest rates. When we use forward-starting interest

Risk factors

rate swaps, there is a risk that we will not complete the long-term borrowing against which the swap is intended to hedge. If such events occur, our results of operations may be adversely affected.

Risk factors related to environmental laws

Under various federal and state laws, owners or operators of real estate may be required to respond to the presence or release of hazardous substances on the property and may be held liable for property damage, personal injuries or penalties that result from environmental contamination or exposure to hazardous substances. We may become liable to reimburse the government for damages and costs it incurs in connection with the contamination. Generally, such liability attaches to a person based on the person’s relationship to the property. Our tenants or borrowers are primarily responsible for the condition of the property. Moreover, we review environmental site assessments of the properties that we own or encumber prior to taking an interest in them. Those assessments are designed to meet the “all appropriate inquiry” standard, which we believe qualifies us for the innocent purchaser defense if environmental liabilities arise. Based upon such assessments, we do not believe that any of our properties are subject to material environmental contamination. However, environmental liabilities may be present in our properties and we may incur costs to remediate contamination, which could have a material adverse effect on our business or financial condition or the business or financial condition of our obligors.

Risk factors related to facilities that require entrance fees

Certain of our senior housing facilities require the payment of an upfront entrance fee by the resident, a portion of which may be refundable by the operator. Some of these facilities are subject to substantial oversight by state regulators relating to these funds. As a result of this oversight, residents of these facilities may have a variety of rights, including, for example, the right to cancel their contracts within a specified period of time and certain lien rights. The oversight and rights of residents within these facilities may have an effect on the revenue or operations of the operators of such facilities and therefore may negatively impact us.

Risk factors related to facilities under construction or development

At any given time, we may be in the process of constructing one or more new facilities that ultimately will require a CON and license before they can be utilized by the operator for their intended use. The operator also may need to obtain Medicare and Medicaid certification and enter into Medicare and Medicaid provider agreements and/or third party payor contracts. In the event that the operator is unable to obtain the necessary CON, licensure, certification, provider agreements or contracts after the completion of construction, there is a risk that we will not be able to earn any revenues on the facility until either the initial operator obtains a license or certification to operate the new facility and the necessary provider agreements or contracts or we can find and contract with a new operator that is able to obtain a license to operate the facility for its intended use and the necessary provider agreements or contracts.

In connection with our renovation, redevelopment, development and related construction activities, we may be unable to obtain, or suffer delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. These factors could result in increased costs or our abandonment of these projects. In addition, we may not be able to obtain financing on favorable terms, which may render us unable to proceed with our development activities, and we may not be able to complete construction and lease-up of a property on schedule, which could result in increased debt service expense or construction costs.

Additionally, the time frame required for development, construction and lease-up of these properties means that we may have to wait years for significant cash returns. Because we are required to make

Risk factors

cash distributions to our stockholders, if the cash flow from operations or refinancing is not sufficient, we may be forced to borrow additional money to fund such distributions. Newly developed and acquired properties may not produce the cash flow that we expect, which could adversely affect our overall financial performance.

In deciding whether to acquire or develop a particular property, we make assumptions regarding the expected future performance of that property. In particular, we estimate the return on our investment based on expected occupancy and rental rates. If our financial projections with respect to a new property are inaccurate, and the property is unable to achieve the expected occupancy and rental rates, it may fail to perform as we expected in analyzing our investment. Our estimate of the costs of repositioning or redeveloping an acquired property may prove to be inaccurate, which may result in our failure to meet our profitability goals. Additionally, we may acquire new properties that are not fully leased, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property.

We do not know if our tenants will renew their existing leases, and if they do not, we may be unable to lease the properties on as favorable terms, or at all

We cannot predict whether our tenants will renew existing leases at the end of their lease terms, which expire at various times. If these leases are not renewed, we would be required to find other tenants to occupy those properties or sell them. There can be no assurance that we would be able to identify suitable replacement tenants or enter into leases with new tenants on terms as favorable to us as the current leases or that we would be able to lease those properties at all.

Our ownership of properties through ground leases exposes us to the loss of such properties upon breach or termination of the ground leases

We have acquired an interest in certain of our properties by acquiring a leasehold interest in the property on which the building is located, and we may acquire additional properties in the future through the purchase of interests in ground leases. As the lessee under a ground lease, we are exposed to the possibility of losing the property upon termination of the ground lease or an earlier breach of the ground lease by us.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties

Real estate investments are relatively illiquid. Our ability to quickly sell or exchange any of our properties in response to changes in economic and other conditions will be limited. No assurances can be given that we will recognize full value for any property that we are required to sell for liquidity reasons. Our inability to respond rapidly to changes in the performance of our investments could adversely affect our financial condition and results of operations. In addition, we are exposed to the risks inherent in concentrating investments in real estate, and in particular, the seniors housing and health care industries. A downturn in the real estate industry could adversely affect the value of our properties and our ability to sell properties for a price or on terms acceptable to us.

Risk factors related to reinvestment of sale proceeds

From time to time, we will have cash available from (1) the proceeds of sales of our securities, (2) principal payments on our loans receivable and (3) the sale of properties, including non-elective dispositions, under the terms of master leases or similar financial support arrangements. In order to maintain current revenues and continue generating attractive returns, we expect to re-invest these proceeds in a timely manner. We compete for real estate investments with a broad variety of potential investors. This competition for attractive investments may negatively affect our ability to make timely investments on terms acceptable to us.

Risk factors

Failure to properly manage our rapid growth could distract our management or increase our expenses

We have experienced rapid growth and development in a relatively short period of time and expect to continue this rapid growth in the future. This growth has resulted in increased levels of responsibility for our management. Future property acquisitions could place significant additional demands on, and require us to expand, our management, resources and personnel. Our failure to manage any such rapid growth effectively could harm our business and, in particular, our financial condition, results of operations and cash flows, which could negatively affect our ability to make distributions to stockholders. Our growth could also increase our capital requirements, which may require us to issue potentially dilutive equity securities and incur additional debt.

We might fail to qualify or remain qualified as a REIT

We intend to operate as a REIT under the Internal Revenue Code and believe we have and will continue to operate in such a manner. If we lose our status as a REIT, we will face serious income tax consequences that will substantially reduce the funds available for satisfying our obligations and for distribution to our stockholders because:

➢	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

➢	we could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

➢	unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we were disqualified.

Since REIT qualification requires us to meet a number of complex requirements, it is possible that we may fail to fulfill them, and if we do, our earnings will be reduced by the amount of U.S. federal and other income taxes owed. A reduction in our earnings would affect the amount we could distribute to our stockholders. If we do not qualify as a REIT, we would not be required to make distributions to stockholders since a non-REIT is not required, in order to maintain REIT status or avoid an excise tax, to pay dividends to stockholders. See “Item 1—Business—Taxation—Federal Income Tax Considerations” of our Annual Report on Form 10-K for the year ended December 31, 2010, for a discussion of the provisions of the Internal Revenue Code that apply to us and the effects of failure to qualify as a REIT.

In addition, if we fail to qualify as a REIT, all distributions to stockholders would continue to be treated as dividends to the extent of our current and accumulated earnings and profits, although corporate stockholders may be eligible for the dividends received deduction, and individual stockholders may be eligible for taxation at the rates generally applicable to long-term capital gains (currently at a maximum rate of 15%) with respect to distributions.

As a result of all these factors, our failure to qualify as a REIT also could impair our ability to implement our business strategy and would adversely affect the value of our common stock.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to remain qualified as a REIT. Although we believe that we qualify as a REIT, we cannot assure you that we will continue to qualify or remain qualified as a REIT for U.S. federal income tax purposes. See “Item 1—Business—Taxation—Federal Income Tax Considerations” of our Annual Report on Form 10-K for the year ended December 31, 2010.

Risk factors

The 90% annual distribution requirement will decrease our liquidity and may limit our ability to engage in otherwise beneficial transactions

To comply with the 90% distribution requirement applicable to REITs and to avoid the nondeductible excise tax, we must make distributions to our stockholders. See “Item 1—Business—Taxation—Federal Income Tax Considerations—Qualification as a REIT—Annual Distribution Requirements” included in our Annual Report on Form 10-K for the year ended December 31, 2010. Although we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the REIT distribution requirement, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, or we may decide to retain cash or distribute such greater amount as may be necessary to avoid income and excise taxation. This may be due to timing differences between the actual receipt of income and actual payment of deductible expenses, on the one hand, and the inclusion of that income and deduction of those expenses in arriving at our taxable income, on the other hand. In addition, non-deductible expenses such as principal amortization or repayments or capital expenditures in excess of non-cash deductions may cause us to fail to have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. In the event that timing differences occur, or we deem it appropriate to retain cash, we may borrow funds, issue additional equity securities (although we cannot assure you that we will be able to do so), pay taxable stock dividends, if possible, distribute other property or securities or engage in another transaction intended to enable us to meet the REIT distribution requirements. This may require us to raise additional capital to meet our obligations.

The amount of additional indebtedness we may incur is limited by the terms of our line of credit arrangement and the indentures governing our senior unsecured notes. In addition, adverse economic conditions may impact the availability of additional funds or could cause the terms on which we are able to borrow additional funds to become unfavorable. In those circumstances, we may be required to raise additional equity in the capital markets. Our access to capital depends upon a number of factors over which we have little or no control, including rising interest rates, inflation and other general market conditions and the market’s perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. We cannot assure you that we will be able to raise the capital necessary to make future investments or to meet our obligations and commitments as they mature.

The lease of qualified health care properties to a taxable REIT subsidiary is subject to special requirements

We intend to lease certain qualified health care properties we acquire from operators to a taxable REIT subsidiary (or a limited liability company of which the taxable REIT subsidiary is a member), which lessee will contract with such operators (or a related party) to operate the health care operations at these properties. The rents from this taxable REIT subsidiary lessee structure will be treated as qualifying rents from real property if (1) they are paid pursuant to an arms-length lease of a qualified health care property with a taxable REIT subsidiary and (2) the operator qualifies as an eligible independent contractor. If any of these conditions are not satisfied, then the rents will not be qualifying rents. See “Item 1—Business—Taxation—Federal Income Tax Considerations—Qualification as a REIT—Income Tests” included in our Annual Report on Form 10-K for the year ended December 31, 2010.

If certain sale-leaseback transactions are not characterized by the IRS as “true leases,” we may be subject to adverse tax consequences

We may purchase properties and lease them back to the sellers of such properties. We intend for any such sale-leaseback transaction to be structured in such a manner that the lease will be characterized as a “true lease,” thereby allowing us to be treated as the owner of the property for U.S. federal income

Risk factors

tax purposes. However, depending on the terms of any specific transaction, the Internal Revenue Service (“IRS”) might take the position that the transaction is not a “true lease” but is more properly treated in some other manner. In the event any sale-leaseback transaction is challenged and successfully re-characterized by the IRS, we would not be entitled to claim the deductions for depreciation and cost recovery generally available to an owner of property. Furthermore, if a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT asset tests or income tests and, consequently, could lose our REIT status effective with the year of re-characterization. See “Item 1—Business—Taxation—Federal Income Tax Considerations—Qualification as a REIT—Asset Tests” and “—Income Tests” included in our Annual Report on Form 10-K for the year ended December 31, 2010. Alternatively, the amount of our REIT taxable income could be recalculated, which may cause us to fail to meet the REIT annual distribution requirements for a taxable year. See “Item 1—Business—Taxation—Federal Income Tax Considerations—Qualification as a REIT—Annual Distribution Requirements” included in our Annual Report on Form 10-K for the year ended December 31, 2010.

Other risk factors

We are also subject to other risks. First, our certificate of incorporation and by-laws contain anti-takeover provisions (staggered board provisions, restrictions on share ownership and transfer and super majority stockholder approval requirements for business combinations) that could make it more difficult for or even prevent a third party from acquiring us without the approval of our incumbent Board of Directors. Provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of our common stock.

Additionally, we are dependent on key personnel. Although we have entered into employment agreements with our executive officers, losing any one of them could, at least temporarily, have an adverse impact on our operations. We believe that losing more than one could have a material adverse impact on our business.

RISKS RELATED TO OUR NOTES

The notes will be effectively subordinated to our secured indebtedness and subordinated to all liabilities of our subsidiaries from time to time outstanding

The notes are obligations only of Health Care REIT, Inc. and will be effectively subordinated to all liabilities of our subsidiaries and to our secured indebtedness to the extent of the assets securing such indebtedness. See “Description of the notes” and “Description of other indebtedness.”

Our business operations may not generate the cash needed to service our indebtedness

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will enable us to pay our indebtedness, including the notes we are offering in this prospectus supplement. Our total consolidated debt as of December 31, 2010 was approximately $4.5 billion, which represented approximately 48.5% of our total capitalization as of that date.

You may not be able to resell the notes because there may not be an active trading market for the notes

We do not intend to apply for listing of the notes on any securities exchange or any automated dealer quotation system. A market for the notes may not develop, or if one does, it may not necessarily be sustained. The marketability of the notes will depend on the number of holders, the market for notes of other issuers, our performance and interest rates.

Risk factors

If the Acquisition is not completed on or prior to the Acquisition Termination Date, we will be required to redeem all of the notes and as a result you may not obtain your expected return on the notes

We may not be able to consummate the Acquisition by the Acquisition Termination Date. Our ability to consummate the Acquisition is subject to various closing conditions, many of which are beyond our control. If we are not able to consummate the Acquisition by the Acquisition Termination Date we will be required to redeem all of the notes at the Special Mandatory Redemption Price and as a result you may not obtain your expected return on the notes.

We may be able to issue substantially more debt, a portion of which could be additional secured debt

The indenture does not limit the amount of indebtedness we may issue. However, the limitation on liens provision of the indenture limits the amount of secured debt that we are able to issue. As of December 31, 2010, we would have been able to incur up to approximately $2.6 billion of secured debt that would be senior to the notes under this test. Our unsecured revolving credit facility includes a similar limitation on liens. As of December 31, 2010, we would have been able to incur up to approximately $1.7 billion of secured debt under that test. See “Description of other indebtedness—Credit Facilities” for additional information regarding this credit facility.

An adverse rating of the notes may cause their trading price to fall

A rating agency rating the notes may assign a rating that is lower than the ratings assigned to our other debt. Ratings agencies also may lower ratings on the notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the notes could significantly decline.

Forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain “forward-looking statements” as that term is defined in the federal securities laws. These forward-looking statements include, but are not limited to, those regarding:

➢	the possible expansion of our portfolio;

➢	the sale of properties;

➢	the performance of our operators/tenants and properties;

➢	our ability to enter into agreements with new viable tenants for vacant space or for properties that we take back from financially troubled tenants, if any;

➢	our occupancy rates;

➢	our ability to acquire, develop and/or manage properties;

➢	our ability to make distributions to stockholders;

➢	our policies and plans regarding investments, financings and other matters;

➢	our tax status as a real estate investment trust;

➢	our critical accounting policies;

➢	our ability to appropriately balance the use of debt and equity;

➢	our ability to access capital markets or other sources of funds;

➢	our ability to meet our earnings guidance; and

➢	our ability to finance and complete, and the effect of, future acquisitions, including the Acquisition, as discussed in this prospectus supplement.

When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “pro forma,” “estimate” or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including, but not limited to, the risks discussed above and the risks discussed in the sections captioned “Risk factors” in this prospectus supplement and “Cautionary Statement Concerning Forward-Looking Statements and Risk Factors” in the accompanying prospectus and the documents that are incorporated herein by reference. We assume no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

Ratios of earnings to fixed charges

The table below sets forth our ratios of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. For purposes of calculating these ratios, “earnings” includes income from continuing operations before extraordinary items, excluding the equity earnings in a less than 50% owned subsidiary, plus fixed charges and reduced by capitalized interest. “Fixed charges” consists of interest on all indebtedness and the amortization of loan expenses or interest expensed and capitalized and the amortized premiums, discounts and capitalized expenses related to indebtedness.

	December 31,
	2006	2007	2008	2009	2010

Consolidated ratio of earnings to fixed charges (unaudited)	1.75	1.61	1.75	1.87	1.42

Use of proceeds

The net proceeds from the sale of the notes will be approximately $1.38 billion after deducting the underwriting discount and our estimated offering expenses. We intend to use the net proceeds from this offering to finance a portion of the aggregate purchase price of the Acquisition and to invest in health care and senior housing properties, including portions of previously announced transactions. Pending such use, the net proceeds may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or indirect or guaranteed obligations of the United States. If the Acquisition is not completed on or prior to the Acquisition Termination Date, we will be required to redeem all of the notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price, as described under “Description of the notes—Special Mandatory Redemption.”

Capitalization

The table below sets forth our capitalization as of December 31, 2010:

➢	on an actual basis;

➢	on an as adjusted basis to give effect to the March Offerings and application of the net proceeds;

➢	on an as further adjusted basis to give effect to the notes offered by this prospectus supplement and application of the net proceeds;

➢	on a pro forma basis to give effect to the March Offerings and application of the net proceeds and the consummation of the Acquisition, as if they had occurred on December 31, 2010; and

➢	on a pro forma as adjusted basis to give effect to the notes offered by this prospectus supplement and application of the net proceeds, the March Offerings and application of the net proceeds and the consummation of the Acquisition, as if they had occurred on December 31, 2010.

The table below is unaudited and should be read in conjunction with “Summary historical consolidated financial data,” “The Acquisition,” “Use of proceeds,” and “Unaudited pro forma condensed consolidated financial statements,” contained elsewhere in this prospectus supplement, and the consolidated annual and interim financial statements and the notes thereto included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. No assurances can be given that the information in the table below will not change depending on the nature of our financings. In addition, no assurances can be given that the Acquisition will be consummated in accordance with the anticipated timing or at all. The consummation of this offering is not conditioned upon the consummation of the Acquisition, although we will be required to redeem all of the notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price if the Acquisition is not completed on or prior to the Acquisition Termination Date (each as defined in “Description of the notes”).

	December 31, 2010
			As further		Adjusted
	Actual	As adjusted(6)	adjusted(6)	Pro forma(7)	pro forma(7)

	(in thousands)

Cash and cash equivalents	$131,570	$1,886,070	$3,266,070	$88,987	$830,070

Debt:
Borrowings under unsecured line of credit(1)	300,000	0	0	300,000	0
Borrowings under $2.4 billion bridge loan facility(2)	0	0	0	345,500	0
Senior notes due 2012	76,853	76,853	76,853	76,853	76,853
Senior notes due 2013	300,000	300,000	300,000	300,000	300,000
Senior notes due 2015	250,000	250,000	250,000	250,000	250,000
Senior notes due 2016	300,000	300,000	300,000	300,000	300,000
Senior notes due 2016	0	0	400,000	0	400,000
Senior notes due 2017	450,000	450,000	450,000	450,000	450,000
Senior notes due 2020	450,000	450,000	450,000	450,000	450,000
Senior notes due 2021	450,000	450,000	450,000	450,000	450,000
Senior notes due 2022	0	0	600,000	0	600,000
Senior notes due 2041	0	0	400,000	0	400,000
4.75% convertible senior notes due 2026(3)	125,588	125,588	125,588	125,588	125,588
4.75% convertible senior notes due 2027(3)	168,086	168,086	168,086	168,086	168,086
3.00% convertible senior notes due 2029(3)	494,403	494,403	494,403	494,403	494,403
Secured debt	1,133,716	1,133,716	1,133,716	1,133,716	1,133,716

Capitalization

	December 31, 2010
			As further		Adjusted
	Actual	As adjusted(6)	adjusted(6)	Pro forma(7)	pro forma(7)

	(in thousands)

Capital lease obligation	8,881	8,881	8,881	85,692	85,692
Unamortized premiums/discounts and fair value adjustments	(37,791)	(37,791)	(46,905)	(37,791)	(46,905)

Total debt(4)	4,469,736	4,169,736	5,560,622	4,892,047	5,637,433
Redeemable noncontrolling interests	4,553	4,553	4,553	4,553	4,553
Stockholders’ equity:
Preferred Stock, $1.00 par value; authorized—50,000,000 shares
Series D Cumulative Redeemable Preferred Stock; 4,000,000 shares issued and outstanding	100,000	100,000	100,000	100,000	100,000
Series F Cumulative Redeemable Preferred Stock; 7,000,000 shares issued and outstanding	175,000	175,000	175,000	175,000	175,000
Series H Cumulative Convertible and Redeemable Preferred Stock; 349,854 shares issued and outstanding	16,667	16,667	16,667	16,667	16,667
Series I Cumulative Convertible Perpetual Preferred Stock; 14,375,000 shares issued and outstanding	0	718,750	718,750	718,750	718,750
Common Stock, $1.00 par value; authorized—225,000,000 shares; 147,381,191 shares issued and 147,097,381 shares outstanding, actual; 176,131,191 shares issued and 175,847,381 shares outstanding, as adjusted(5)	147,155	175,905	175,905	175,905	175,905
Capital in excess of par value	4,932,468	6,239,468	6,239,468	6,239,468	6,239,468
Treasury stock	(11,352)	(11,352)	(11,352)	(11,352)	(11,352)
Cumulative net income	1,676,196	1,676,196	1,676,196	1,640,196	1,640,196
Cumulative dividends	(2,427,881)	(2,427,881)	(2,427,881)	(2,427,881)	(2,427,881)
Accumulated other comprehensive income	(11,099)	(11,099)	(11,099)	(11,099)	(11,099)
Other equity	5,697	5,697	5,697	5,697	5,697

Total Health Care REIT, Inc. stockholders’ equity	4,602,851	6,657,351	6,657,351	6,621,351	6,621,351
Noncontrolling interests	130,249	130,249	130,249	130,249	130,249

Total equity	4,733,100	6,787,600	6,787,600	6,751,600	6,751,600

Total capitalization	$9,207,389	$10,961,889	$12,352,775	$11,648,200	$12,393,586

(1)	Zero amounts were outstanding under our unsecured line of credit at March 8, 2011.

(2)	Zero amounts were outstanding under the $2.4 billion bridge loan facility at March 8, 2011.

(3)	The amounts shown do not reflect original issue discount pursuant to ASC 470-20, Debt with Conversion and Other Options. Under ASC 470, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the convertible senior notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. The effect of ASC 470 on the accounting for the convertible senior notes is that the equity component is included in the capital in excess of par value section of stockholders’ equity on our consolidated balance sheet and the value of the equity component is treated as original issue discount for purposes of accounting for the debt component of the convertible senior notes. The original issue discount for the convertible senior notes is included in “Unamortized premiums/discounts and fair value adjustments.”

(4)	Does not include any secured indebtedness incurred in 2011 in connection with our other acquisitions, transactions or investments, or the $400 million bridge loan facility with UBS Loan

Capitalization

Finance, LLC we obtained to complete the transaction with Benchmark Senior Living LLC. See “Prospectus supplement summary—Recent developments” and “Description of other indebtedness—The $400 Million Bridge Loan Facility.”

(5)	Excludes: (i) 1,207,372 shares of common stock reserved for issuance that relate to outstanding options under the 1995 Stock Incentive Plan, Stock Plan for Non-Employee Directors, 2005 Long-Term Incentive Plan and Windrose Medical Properties Trust 2002 Stock Incentive Plan; (ii) 8,511,532 shares of common stock reserved for issuance under our dividend reinvestment and stock purchase plan; (iii) 2,655,860 shares of common stock reserved for issuance that relate to the $125,588,000 aggregate principal amount of 4.75% Convertible Senior Notes due 2026; (iv) 3,380,411 shares of common stock reserved for issuance that relate to the $168,086,000 aggregate principal amount of 4.75% Convertible Senior Notes due 2027; (v) 9,648,126 shares of common stock reserved for issuance that relate to the $494,403,000 aggregate principal amount of 3.00% Convertible Senior Notes due 2029; (vi) 349,854 shares of common stock reserved for issuance upon conversion of the Series H Cumulative Convertible and Redeemable Preferred Stock; (vii) 12,161,250 shares of common stock reserved for issuance upon conversion of the Series I Cumulative Convertible Perpetual Preferred Stock; and (viii) shares of common stock that may be issued upon conversion of the convertible senior notes or the Series I Cumulative Convertible Perpetual Preferred Stock as a make-whole premium (or similar consideration) upon the occurrence of a make-whole fundamental change or fundamental change (as applicable).

(6)	Does not reflect the expected use of the approximately $2.1 billion of net proceeds from the March Offerings or the use of a portion of the proceeds of this offering.

(7)	See “Unaudited pro forma condensed consolidated financial statements” beginning on page S-29 for a discussion of the pro forma adjustments.

You should read this table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2010 and our consolidated financial statements, related notes and other financial information that we have incorporated by reference into this prospectus supplement and the accompanying prospectus.

Unaudited pro forma condensed consolidated financial statements

The following is an excerpt of information contained in Item 8.01 and the related exhibit to our Current Report on Form 8-K as filed with the SEC on February 28, 2011, as amended and replaced by Exhibit 99.1 to Amendment No. 1 to Current Report on Form 8-K filed with the SEC on March 9, 2011, and incorporated herein by reference. You should read and consider the information in the documents to which we have referred you in “Incorporation by Reference,” including the foregoing Current Reports of Form 8-K, before purchasing these securities.

The accompanying unaudited pro forma condensed consolidated financial statements presented below have been prepared based on certain pro forma adjustments to the historical consolidated financial statements of Health Care REIT, Inc. (the “Company”) as of and for the year ended December 31, 2010 and FC-GEN Acquisition Holding, LLC (“Acquisition Holding”) as of September 30, 2010 and the twelve months ended September 30, 2010. The historical consolidated financial statements of the Company are contained in its Annual Report on Form 10-K for the year ended December 31, 2010. The historical consolidated financial statements of Acquisition Holding are included as Exhibits 99.2 and 99.3 to the Current Report on Form 8-K as filed with the SEC on February 28, 2011.

The accompanying unaudited pro forma condensed consolidated financial statements give effect to (i) the proposed acquisition by the Company of 100% of the equity interests in Acquisition Holding, which indirectly owns (1) 140 senior housing and care facilities (137 of fee simple and three pursuant to ground leases) and (2) the leasehold interests in and options to purchase seven senior housing and care facilities, for approximately $2.4 billion (collectively, the “Acquisition”) and (ii) the proposed lease by the Company to Genesis Operations, LLC (“Tenant”) under which the Tenant will operate the acquired facilities (the “Master Lease”). Prior to closing, FC-GEN Operations Investment, LLC (“OpCo”) will be a direct subsidiary of Acquisition Holding. Prior to the closing date, Acquisition Holding will contribute the assets, liabilities and equity interests relating to (i) the business of operating and managing senior housing and care facilities, (ii) joint venture entities and (iii) other ancillary businesses to OpCo and then distribute all of the equity interests in OpCo to FC-GEN Investment, LLC (“FC-GEN”). Tenant is a wholly-owned subsidiary of OpCo. All obligations under the Master Lease will be guaranteed by OpCo. In addition, in conjunction with the Acquisition, Company will have the option to acquire a 9.9% ownership interest in OpCo for a fixed price equal to $47 million at any time during the initial term of the Master Lease. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2010 has been prepared as if the Acquisition had occurred as of that date. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2010 has been prepared as if the Acquisition had occurred as of January 1, 2010. Such statements also give effect to the application of proceeds from recently consummated common stock and preferred stock offerings undertaken by the Company in order to finance part of the Acquisition.

The allocation of the purchase price of Acquisition Holding reflected in these unaudited pro forma condensed consolidated financial statements has been based upon preliminary estimates of the fair value of assets ultimately acquired and liabilities ultimately assumed. A final determination of the fair values of Acquisition Holding’s assets and liabilities, which cannot be made prior to the completion of the Acquisition, will be based on the actual valuation of the tangible and intangible assets and liabilities of Acquisition Holding that exist as of the date of completion of the Acquisition. Consequently, amounts preliminarily allocated to identifiable tangible and intangible assets and liabilities could change significantly from those used in the pro forma condensed consolidated financial statements presented below and could result in a material change in amortization of tangible and intangible assets and liabilities. Additionally, the senior unsecured notes proceeds assumed in the pro forma as adjusted

Unaudited pro forma condensed consolidated financial statements columns are predicated on anticipated sales of debt securities by the Company. There can be no assurance that such sales will occur on the terms estimated or at all.

In the opinion of the Company’s management, the pro forma condensed consolidated financial statements include all significant necessary adjustments that can be factually supported to reflect the effects of the Acquisition. The unaudited pro forma condensed consolidated financial statements are provided for informational purposes only. The unaudited pro forma condensed consolidated financial statements are not necessarily and should not be assumed to be an indication of the results that would have been achieved had the Acquisition been completed as of the dates indicated or that may be achieved in the future. The completion of the valuation, the allocation of the purchase price, the impact of ongoing integration activities, the timing of completion of the Acquisition and other changes in Acquisition Holding tangible and intangible assets and liabilities that occur prior to completion of the Acquisition could cause material differences in the information presented. Furthermore, following consummation of the Acquisition, the Company expects to apply its own methodologies and judgments in accounting for the assets and liabilities acquired in the Acquisition, which may differ from those reflected in Acquisition Holding’s historical consolidated financial statements and the pro forma condensed consolidated financial statements.

Health Care REIT, Inc.

Unaudited pro forma condensed consolidated balance sheet

December 31, 2010

		Acquisition
	Company	holding	Pro forma		Company	Pro forma
	historical	historical(A)	adjustments		pro forma	as adjusted

	(In thousands)

Assets
Real property, net	$8,155,529	$1,753,406	$723,405	(D)	$10,632,340	$10,632,340
Real estate loans receivable, net	435,304	—	—		435,304	435,304

Net real estate investments	8,590,833	1,753,406	723,405		11,067,644	11,067,644
Goodwill	51,207	119,090	(119,090	)(C)	51,207	51,207
Deferred loan expenses	32,960	12,545	(467	)(C)	39,543	40,960	(P)
			(5,495	)(E)
Cash and cash equivalents	131,570	113,152	(113,152	)(C)	88,987	442,070	(P)
			(42,583	)(B)
Other assets	645,164	629,848	(587,855	)(C)	645,164	645,164
			(41,993	)(F)

Total assets	$9,451,734	$2,628,041	$(187,230)		$11,892,545	$12,247,045

Liabilities and equity
Liabilities:
Borrowings under unsecured line of credit arrangement	$300,000	$—	$—		$300,000	$—	(P)
Bridge loan	—	—	345,500	(G)	345,500	—	(P)
Senior unsecured notes	3,034,949	—	—		3,034,949	4,034,949	(P)
Secured debt	1,125,906	1,713,920	(43,357	)(C)	1,125,906	1,125,906
			(1,670,563	)(G)
Capital lease obligations	8,881	160,820	(84,454	)(C)	85,692	85,692
			445	(H)
Accrued expenses and other liabilities	244,345	735,827	(487,868	)(C)	244,345	244,345
			(247,959	)(F)

Total liabilities	4,714,081	2,610,567	(2,188,256)		5,136,392	5,490,892
Redeemable noncontrolling interests	4,553	—	—		4,553	4,553
Equity:
Preferred stock	291,667	—	718,750	(N)	1,010,417	1,010,417
Common stock	147,155	—	28,750	(N)	175,905	175,905
Capital in excess of par value	4,932,468	—	1,307,000	(N)	6,239,468	6,239,468
Other equity	(768,439)	—	(36,000	)(B)	(804,439)	(804,439)
Total members’ equity (deficit)	—	10,613	(10,613	)(I)	—	—

Total Company stockholders’ equity	4,602,851	10,613	2,007,887		6,621,351	6,621,351
Noncontrolling interests	130,249	6,861	(6,861	)(C)	130,249	130,249

Total equity	4,733,100	17,474	2,001,026		6,751,600	6,751,600

Total liabilities and equity	$9,451,734	$2,628,041	$(187,230)		$11,892,545	$12,247,045

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

Health Care REIT, Inc.

Unaudited pro forma condensed consolidated statement of income

Year Ended December 31, 2010

		Acquisition
	Company	holding	Pro forma		Company	Pro forma
	historical	historical(J)	adjustments		pro forma	as adjusted

	(In thousands, except per share data)

Revenues:
Rental income	$581,424	$—	$222,429	(K)	$803,853	$803,853
Resident fees and services	51,006	2,460,737	(2,460,737	)(C)	51,006	51,006
Interest income	40,855	—	—		40,855	40,855
Other income	7,245	2,340	(2,340	)(C)	7,245	7,245

Total revenues	680,530	2,463,077	(2,240,648)		902,959	902,959
Expenses:
Interest expense	157,108	142,296	(11,555	)(C)	188,619	216,269	(Q)
			(99,230	)(L)
Property operating expenses	83,120	2,080,426	(2,080,426	)(C)	83,120	83,120
Depreciation and amortization	197,118	86,668	(24,844	)(C)	260,651	260,651
			1,709	(M)
General and administrative	54,626	118,543	(118,543	)(C)	54,626	54,626
Transaction costs	46,660	—	—		46,660	46,660
Impairment of assets	—	14,492	(14,492	)(C)	—	—
Loss (gain) on extinguishment of debt	34,171	(1,057)	1,057	(C)	34,171	34,171
Provision for loan losses	29,684	—	—		29,684	29,684

Total expenses	602,487	2,441,368	(2,346,324)		697,531	725,181

Income from continuing operations before income taxes and income from unconsolidated joint ventures	78,043	21,709	105,676		205,428	177,778
Income tax (expense) benefit	(364)	(8,113)	8,113	(F)	(364)	(364)
Income from unconsolidated joint ventures	6,673	(219)	219	(C)	6,673	6,673

Income from continuing operations	84,352	13,377	114,008		211,737	184,087
Less: Preferred stock dividends	21,645	—	46,719	(O)	68,364	68,364
Net income (loss) attributable to noncontrolling interests	357	3,066	(3,066	)(C)	357	357

Income from continuing operations attributable to common stockholders	$62,350	$10,311	$70,355		$143,016	$115,366

Average number of common shares outstanding:
Basic	127,656		28,750	(N)	156,406	156,406
Diluted	128,208		28,750	(N)	156,958	156,958
Income from continuing operations attributable to common stockholders per share:(R)
Basic	$0.49				$0.91	$0.74
Diluted	0.49				0.91	0.74

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

Health Care REIT, Inc.

Notes to unaudited pro forma condensed consolidated financial statements

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of the Company for the year ended December 31, 2010 and of Acquisition Holding as of September 30, 2010 and for the nine months ended September 30, 2010 and September 30, 2009 that are incorporated herein by reference.

(A) As of the date of this prospectus supplement, Acquisition Holding, a private company, has not completed its audit for the year ended December 31, 2010. As such, the Company has elected to use the historical unaudited condensed consolidated financial statements of Acquisition Holding as of September 30, 2010 which have been presented based on the financial statement classifications utilized by the Company.

(B) On February 28, 2011, the Company entered into a definitive agreement to acquire Acquisition Holding for a total cash purchase price of $2,400,000,000. The total purchase price of $2,476,811,000 is comprised of the cash consideration and the fair value of capital lease obligations totaling $76,811,000 (see Note H). Immediately after the Acquisition, Tenant will lease the facilities acquired from Acquisition Holding from the Company pursuant to the Master Lease (see Note K). All obligations under the lease will be guaranteed by OpCo. In connection with the Acquisition, the Company estimates it will pay approximately $42,583,000 of fees and costs including advisory fees ($6,000,000), legal fees ($2,000,000), due diligence and other closing costs ($28,000,000) and fees associated with bridge loan financing ($6,583,000). Fees associated with bridge loan financing will be deferred and amortized over the term of the loan. The other $36,000,000 of costs are directly attributable to the Acquisition and represent non-recurring costs; therefore, the anticipated impact on the results of operations was excluded from the pro forma condensed consolidated statement of income.

(C) Prior to closing, OpCo will be a direct subsidiary of Acquisition Holding. Immediately before the closing date, certain subsidiaries of Acquisition Holding will transfer the assets, liabilities and equity interests relating to (i) the business of operating and managing senior housing and care facilities, (ii) joint venture entities and (iii) other ancillary businesses to OpCo and then distribute all of the equity interests in OpCo to FC-GEN. The parties intend that under no circumstances shall the Company be deemed the owner of, or otherwise have control over, OpCo, its subsidiaries or the assets, liabilities and equity thereof for any period of time. As such, all relevant amounts relating to OpCo have been eliminated from Acquisition Holding. Adjustments identified represent assets, liabilities, revenues and expenses of OpCo that were not retained in the Acquisition. Subsequent to the Acquisition, the Company will have primarily acquired 140 senior housing and care facilities and the leasehold interests in and options to purchase seven other senior housing and care facilities.

Notes to unaudited pro forma condensed consolidated financial statements

(D) Adjustments to real property follow (in thousands):

Real property not acquired:(1)
Land and land improvements	$(16,342)
Buildings and improvements	(275,830)
Construction in progress	(2,565)
Accumulated depreciation and amortization	72,684

Total real property not acquired	(222,053)
Fair value adjustments:(2)
Land and land improvements	(97,578)
Buildings and improvements	859,810
Construction in progress	(2,409)
Accumulated depreciation and amortization	185,635

Total real property fair value adjustments	945,458

Net real property asset adjustments	$723,405

(1)	See Note C.

(2)	Acquisition Holding’s real property assets have been adjusted to their preliminary estimated fair values and the related historical balances of accumulated depreciation and construction in progress are eliminated when in-service real property assets are recorded at fair value.

(E) Adjustments represent the deferral of $6,583,000 of fees associated with bridge financing (see Note B) offset by the elimination of Acquisition Holding’s deferred loan costs of $12,078,000.

(F) Adjustments represent elimination of deferred tax assets and liabilities of Acquisition Holding. As a result of the Acquisition, we are subject to corporate level taxes for any asset acquired in the Acquisition and subsequently sold for a period of 10 years subsequent to closing (“built-in gains tax”). The amount of income potentially subject to this special corporate level tax is generally equal to (i) the excess of the fair value of the asset as of the date of closing over its adjusted tax basis as of the date of closing, or (ii) the actual amount of gain, whichever of (i) and (ii) is lower. We have not recorded a deferred tax liability as a result of the potential built-in gains tax based on our intentions with respect to such assets and available tax planning strategies. Additionally, at the closing of the Acquisition, 100% of the real estate of Acquisition Holding will be acquired by a subsidiary of the Company; accordingly, assuming the Acquisition was effective January 1, 2010, all of the amounts of the income tax expense would then be eliminated.

(G) The Company expects to fund $2,400,000,000 of cash consideration and other associated costs of the Acquisition primarily with permanent financing and available cash. The Company has obtained a commitment for a 364-day bridge loan of $2,400,000,000. The original commitment amount of the bridge loan facility was reduced by approximately $1,829,732,000, the amount of a portion of the net proceeds of the common stock and preferred stock offerings. Although the Company intends to finance the Acquisition through the proceeds of the completed offerings of common stock and preferred stock (see Note N), cash on hand and the current offering of senior unsecured notes, for purposes of these unaudited pro forma consolidated financial statements we have initially assumed a drawdown of $345,500,000 under the bridge loan at the closing of the Acquisition. However, the Company does not expect to utilize the bridge loan assuming the successful completion of the notes offering (see Note P). Approximately $1,670,563,000 of Acquisition Holding’s long-term debt is expected to be settled or repaid at closing.

Notes to unaudited pro forma condensed consolidated financial statements

(H) At closing, Company will assume existing leases at seven properties. Acquisition Holding has historically recognized these leases as capital leases due to bargain purchase options. Company has adjusted the capital lease obligations to estimated fair values.

(I) Adjustment to the total members’ equity represents the elimination of such balance of Acquisition Holding.

(J) As discussed in Note A, Acquisition Holding has not completed its audit for the year ended December 31, 2010. As such, the following represents Acquisition Holding’s unaudited condensed consolidated results from continuing operations for the twelve months ended September 30, 2010 as derived from the audited and unaudited condensed consolidated financial statements of Acquisition Holding (in thousands):

		Deduct:	Add:
		Nine months	Nine months	Twelve months
	Year ended	ended	ended	ended
	December 31,	September 30,	September 30,	September 30,
	2009	2009	2010	2010

Revenues:
Resident fees and services	$2,376,967	$1,766,127	$1,849,897	$2,460,737
Other income	2,145	2,026	2,221	2,340

Total revenues	2,379,112	1,768,153	1,852,118	2,463,077
Expenses:
Interest expense	138,008	99,973	104,261	142,296
Property operating expenses	2,003,989	1,478,145	1,554,582	2,080,426
Depreciation and amortization	85,151	63,488	65,005	86,668
General and administrative	117,742	88,959	89,760	118,543
Impairment of assets	17,358	17,358	14,492	14,492
Loss (gain) on extinguishment of debt	12,306	12,956	(407)	(1,057)

Total expenses	2,374,554	1,760,879	1,827,693	2,441,368

Income from continuing operations before income taxes and income from unconsolidated joint ventures	4,558	7,274	24,425	21,709
Income tax expense	(17,105)	(18,469)	(9,477)	(8,113)
Income from unconsolidated joint ventures	435	332	(322)	(219)

Income (loss) from continuing operations	(12,112)	(10,863)	14,626	13,377
Less: Net income attributable to noncontrolling interests	1,367	1,100	2,799	3,066

Income (loss) from continuing operations attributable to common stockholders	$(13,479)	$(11,963)	$11,827	$10,311

(K) Immediately after the closing of the Acquisition, a subsidiary of the Company will lease the acquired facilities to Tenant pursuant to the Master Lease. In addition to rent, the triple net Master Lease requires Tenant to pay all operating costs, utilities, real estate taxes, insurance, building repairs, maintenance costs and all obligations under the ground leases. All obligations under the Master Lease will be guaranteed by OpCo. The initial term will be fifteen years. Tenant will have one option to renew for an additional term of fifteen years. The Master Lease will provide that the base rent for the first year will be $198,000,000 and will increase at least 1.75% but no more than 3.50% (subject to CPI changes) for each of the years two through six during the initial term and at least 1.50% but no more than 3.00% per year thereafter (subject to CPI changes). The adjustment to rental income

Notes to unaudited pro forma condensed consolidated financial statements represents the estimated straight-line rent the Company expects to recognize based on the minimum rent escalators during the initial term.

(L) The pro forma increase in interest expense as a result of the bridge loan financing in the Acquisition is calculated using market rates management believes would have been available to the Company for the borrowings assumed to have been issued as of February 25, 2011 (the last business date before the date that the definitive agreement was executed to acquire Acquisition Holding) pursuant to the bridge loan commitment. The all-in cost of bridge financing is estimated to be 7.97%. Each 1/8 of 1% increase in the annual interest rate assumed with respect to the debt would increase pro forma interest expense by $432,000 for the year ended December 31, 2010. Adjustments to interest expense are as follows (in thousands):

Elimination of Acquisition Holding’s interest expense	$(130,741)
Interest expense and fees associated with bridge loan	20,950
Amortization of deferred fees associated with bridge loan (Note B)	6,583
Interest expense on capital lease obligations (Note H)	3,978

Total	$(99,230)

(M) Adjustments to depreciation and amortization represent the elimination of Acquisition Holding’s historical depreciation ($61,824,000) offset by depreciation expense as a result of the recording of Acquisition Holding’s real property at its estimated fair value ($63,533,000). Estimated useful lives of 40 years and 15 years were assumed to compute depreciation for buildings and improvements, respectively, on a straight-line basis.

(N) Adjustments represent the issuance of 28,750,000 shares of Company common stock and 14,375,000 shares of Company 6.50% Series I cumulative convertible perpetual preferred stock and the application of the proceeds therefrom of $2,054,500,000 to fund a portion of the Acquisition’s cash consideration. The shares of Company common and preferred stock issued are valued as follows (in thousands, except per share data):

	Common	Preferred

Number of shares issued	28,750	14,375
Issuance price(1)	$49.25	$50.00

Gross value of shares issued	1,415,938	718,750
Less: Underwriting discounts	(56,638)	(21,563)
Less: Share registration and issuance costs	(1,200)	(787)

Total value of shares issued	$1,358,100	$696,400

The total value of the shares issued is presented as follows (in thousands):

	Common	Preferred

Common Stock: Par value, $1.00 per share	$28,750
Preferred Stock: Liquidation preference, $50.00 per share		$718,750
Capital in excess of par value	1,329,350	(22,350)

Total	$1,358,100	$696,400

(1)	Common stock price represents the public offering price. Preferred stock price represents liquidation preference per share.

(O) Adjustment represents the dividend on the issuance of 14,375,000 shares of the Company’s 6.50% Series I cumulative convertible perpetual preferred stock (see Note N).

Notes to unaudited pro forma condensed consolidated financial statements

(P) Adjustments represent the anticipated issuance and sale of $1,000,000,000 of senior unsecured notes due 2016-2041 with an assumed weighted-average interest rate of 5.44% (calculated using market rates management believes would have been available to the Company for the borrowings assumed to have been issued as of March 8, 2011) and the application of the estimated net proceeds therefrom of $992,000,000. As a result of not utilizing bridge financing, the Company would not expect to pay the $6,583,000 of bridge fees. The notes proceeds assumed are predicated on anticipated sales of debt securities by the Company. There can be no assurance that such sales will occur on the terms estimated herein or at all. The notes assumed to be issued are valued as follows (in thousands):

Face amount	$1,000,000
Offering price(1)	100%

Gross value of notes issued	1,000,000
Less: Underwriting discounts	(6,938)
Less: Debt issuance costs	(1,062)

Total net proceeds	$992,000

The application of the net proceeds is as follows (in thousands):

Cash consideration for the Acquisition	$345,500
Repayment of unsecured line of credit arrangement	300,000
Unallocated cash and cash equivalents(2)	346,500

Total net proceeds	$992,000

(1)	For pro forma purposes, the Company has assumed the notes will be issued at par.
(2)	The Company intends to use any unallocated proceeds from this offering for general corporate purposes, including investing in health care and senior housing properties.

(Q) Adjustments to interest expense represent the recognition of $55,183,000 of assumed interest and fees associated with the senior unsecured notes offerings offset by $27,533,000 reduction in interest and fees associated with the bridge loan resulting from the use of proceeds from the notes offerings. See Note P for a discussion of the interest rate assumptions. Each 1/8 of 1% increase in the annual interest rate assumed with respect to the notes would increase adjusted pro forma interest expense by $1,250,000 for the year ended December 31, 2010.

Notes to unaudited pro forma condensed consolidated financial statements

(R) The calculations of basic and diluted earnings per share are as follows (in thousands, except per share data):

			Pro forma
	Historical	Pro forma	as adjusted

Income from continuing operations	$84,352	$211,737	$184,087
Preferred stock dividends	(21,645)	(68,364)	(68,364)
Net income attributable to noncontrolling interests	(357)	(357)	(357)

Income from continuing operations attributable to common stockholders	$62,350	$143,016	$115,366
Weighted-average shares used to calculate earnings per common share — Basic(1)	127,656	156,406	156,406
Effect of dilutive securities	552	552	552

Adjusted weighted-average shares used to calculate earnings per common share — Diluted	128,208	156,958	156,958
Income from continuing operations attributable to common stockholders per share:
Basic	$0.49	$0.91	$0.74
Diluted	0.49	0.91	0.74

(1)	The pro forma weighted-average shares outstanding are the historical weighted-average shares of the Company adjusted for the issuance of 28,750,000 shares of Company common stock (see Note N). The convertible preferred stock discussed in Note N were excluded as the effect of the conversion would be anti-dilutive.

Description of the notes

The following description of the particular terms of the notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the debt securities set forth in “Description of Debt Securities” in the accompanying prospectus, to which reference is hereby made. The following summary is qualified in its entirety by reference to the Indenture (as defined below and as described in the accompanying prospectus), and the Supplemental Indenture (as defined below). Capitalized terms not otherwise defined herein shall have the meanings given them in the accompanying prospectus. In this section, unless specifically noted otherwise, the terms “we,” “us,” and “our” refer only to Health Care REIT, Inc., and not its subsidiaries.

Although for convenience the 2016 notes, the 2022 notes and the 2041 notes are referred to as the “notes,” each will be issued as a separate series and will not together have any class voting rights except as expressly provided in the Indenture (as defined below and as described in the accompanying prospectus). Accordingly, for purposes of this “Description of the notes,” unless otherwise specified, references to the “notes” shall be deemed to refer to each series of notes separately, and not to the 2016 notes, the 2022 notes and the 2041 notes on any combined basis.

GENERAL

The notes will be issued as separate series of debt securities under an indenture, dated as of March 15, 2010 (the “Indenture”), between us and The Bank of New York Mellon Trust Company, N.A. (the “Trustee”), as supplemented by a supplemental indenture thereto, to be dated as of March 14, 2011 (the “Supplemental Indenture”), relating to the notes. The aggregate principal amount of the three separate series of the debt securities offered hereby will initially be limited to $ 1,400,000,000. The 2016 notes will be initially limited to $400,000,000 and will mature on March 15, 2016 (unless earlier redeemed). The 2022 notes will be initially limited to $600,000,000 and will mature on January 15, 2022 (unless earlier redeemed). The 2041 notes will be initially limited to $400,000,000 and will mature on March 15, 2041 (unless earlier redeemed). Each series may be re-opened and we may from time to time issue additional notes of the same series. The notes will be issued only in fully registered form without coupons, in minimum denominations of $2,000 and integral multiples of $1,000. The notes will be evidenced by a global note in book-entry form, except under the limited circumstances described under “—Book-Entry System” below. The notes will not be listed on any national securities exchange or any automated dealer quotation system.

The notes will bear interest from March 14, 2011 at the rate per year shown on the front cover of this prospectus supplement payable semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2011, on the 2016 notes and the 2041 notes, and payable on January 15 and July 15 of each year, commencing on July 15, 2011, on the 2022 notes, to the persons in whose names the 2016 notes and the 2041 notes are registered at the close of business on March 1 or September 1, as the case may be, next preceding such interest payment date for the 2016 notes and the 2041 notes, and to the persons in whose names the 2022 notes are registered at the close of business on January 1 or July 1, as the case may be, next preceding such interest payment date for the 2022 notes. If an interest payment date or the maturity date falls on a day that is not a business day, the related payment of principal or interest will be made on the next business day as if made on the date payment was due and no interest will accrue on the amount payable for the period from and after that interest payment date or the maturity date. The notes will not be subject to any mandatory redemption or sinking fund payments other than as described under “—Special Mandatory Redemption” below.

The notes will be senior unsecured obligations of ours and will rank equally with each other and with all our other unsecured senior indebtedness outstanding from time to time. The notes will not be guaranteed by our subsidiaries. The notes will be effectively subordinated to our secured indebtedness to

Description of the notes

the extent of the assets securing such indebtedness and to all liabilities of our subsidiaries, including certain amounts due under certain credit facilities. Accordingly, such prior indebtedness and liabilities will have to be satisfied in full before you will be able to realize any value from our encumbered or indirectly held properties. Our subsidiaries, which own approximately 69.0% of our real estate investments as of December 31, 2010, are separate legal entities and have no obligation to pay any amounts due pursuant to the notes. As of December 31, 2010, we and/or certain of our subsidiaries had indebtedness and other obligations in the principal amount of approximately $1.1 billion. In addition, as of December 31, 2010, there was $300 million outstanding under our unsecured line of credit under which we and certain of our subsidiaries are co-borrowers. See “Description of other indebtedness” below. We and our subsidiaries may also incur additional indebtedness, including secured indebtedness, subject to the provisions described below under “—Certain Covenants.”

SPECIAL MANDATORY REDEMPTION

If, for any reason, the Acquisition is not completed on or prior to August 28, 2011 (the “Acquisition Termination Date”), we will be required to redeem the notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price; provided, however, in the event that, as of such Acquisition Termination Date, the conditions to Closing (as defined in the Purchase Agreement) set forth in Section 7.4 or Section 8.3 of the Purchase Agreement have not been satisfied but remain capable of satisfaction and each of the other conditions to Closing set forth in Article VII and Article VIII of the Purchase Agreement have been satisfied, waived or remain capable of satisfaction, then either we or FC-GEN may, by written notice to the other, extend such Acquisition Termination Date until November 28, 2011; provided further, however, that if the Purchase Agreement is terminated in accordance with its terms, the Acquisition Termination Date shall be the date the Purchase Agreement is terminated.

Notice of a special mandatory redemption will be mailed, with a copy to the trustee, promptly after the occurrence of the event triggering such redemption to each holder of notes at its registered address. If funds sufficient to pay the Special Mandatory Redemption Price of all of the notes to be redeemed on the Special Mandatory Redemption Date are deposited with The Bank of New York Mellon Trust Company, N.A., in its capacity as paying agent, on or before such Special Mandatory Redemption Date, on and after such Special Mandatory Redemption Date, the notes will cease to bear interest and, other than the right to receive the Special Mandatory Redemption Price, all rights under the notes shall terminate.

“Special Mandatory Redemption Date” means the date which is 20 business days after the Acquisition Termination Date.

“Special Mandatory Redemption Price” means 101% of the aggregate principal amount of the notes together with accrued and unpaid interest to but excluding the Special Mandatory Redemption Date, as extended (if applicable).

CERTAIN COVENANTS

The notes will not be secured by a mortgage, pledge or other lien. We will covenant in the Supplemental Indenture not to pledge or otherwise subject to any Lien, any of our property or assets or those of our subsidiaries unless the notes are secured by such pledge or Lien equally and ratably with all other obligations secured thereby so long as such other obligations shall be so secured; provided, however, that such covenant does not apply to Liens securing obligations which do not in the aggregate at any one time outstanding exceed 40% of the sum of (i) the Total Assets (as defined below) of us and our consolidated subsidiaries as of the end of the calendar year or quarter covered in our most recently filed Form 10-K or Form 10-Q, as the case may be, prior to the incurrence of such additional Liens, and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any

Description of the notes

securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Liens. In addition, this covenant does not apply to:

(a) Pledges or deposits by us or our subsidiaries under workers’ compensation laws, unemployment insurance laws, social security laws, or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness of us or our subsidiaries), or leases to which we or any of our subsidiaries is a party, or deposits to secure public or statutory obligations of ours or our subsidiaries or deposits of cash or United States Government Bonds to secure surety, appeal, performance or other similar bonds to which we or any of our subsidiaries is a party, or deposits as security for contested taxes or import duties or for the payment of rent;

(b) Liens imposed by law, such as carriers’, warehousemen’s, materialmen’s and mechanics’ liens, or Liens arising out of judgments or awards against us or any of our subsidiaries which we or such subsidiary at the time shall be currently prosecuting an appeal or proceeding for review;

(c) Liens for taxes not yet subject to penalties for non-payment and Liens for taxes the payment of which is being contested in good faith and by appropriate proceedings;

(d) Minor survey exceptions, minor encumbrances, easements or reservations of, or rights of, others for rights of way, highways and railroad crossings, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties;

(e) Liens incidental to the conduct of our business or that of any of our subsidiaries or to the ownership of our or their respective properties that were not incurred in connection with Indebtedness of ours or such subsidiary’s, all of which Liens referred to in this clause (e) do not in the aggregate materially impair the value of the properties to which they relate or materially impair their use in the operation of the business taken as a whole of us and our subsidiaries, and as to all of the foregoing referenced in clauses (a) through (e), only to the extent arising and continuing in the ordinary course of business;

(f) Purchase money Liens on property acquired or held by us or our subsidiaries in the ordinary course of business, securing Indebtedness incurred or assumed for the purpose of financing all or any part of the cost of such property; provided, that (i) any such Lien attaches concurrently with or within 20 days after the acquisition thereof, (ii) such Lien attaches solely to the property so acquired in such transaction, (iii) the principal amount of the Indebtedness secured thereby does not exceed 100% of the cost of such property, and (iv) the aggregate amount of all such Indebtedness on a consolidated basis for us and our subsidiaries shall not at any time exceed $1,000,000;

(g) Liens existing on our balance sheet as of December 31, 2001; and

(h) Any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Lien referred to in the foregoing clauses (a) through (g) inclusive; provided, however, that the amount of any and all obligations and Indebtedness secured thereby shall not exceed the amount thereof so secured immediately prior to the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus improvements on such property).

We will also covenant in the Supplemental Indenture that we will not create, assume, incur, or otherwise become liable in respect of, any Indebtedness if the aggregate outstanding principal amount of Indebtedness of us and our consolidated subsidiaries is, at the time of such creation, assumption or

Description of the notes

incurrence and after giving effect thereto and to any concurrent transactions, greater than 60% of the sum of (i) the Total Assets of us and our consolidated subsidiaries as of the end of the calendar year or quarter covered in our most recently filed Form 10-K or Form 10-Q, as the case may be, prior to the incurrence of such additional Indebtedness and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

We will also covenant in the Supplemental Indenture that we will have or maintain, on a consolidated basis, as of the last day of each fiscal quarter, Interest Coverage (as defined below) of not less than 150%.

Finally, we will covenant in the Supplemental Indenture that we will maintain, at all times, Total Unencumbered Assets (as defined below) of not less than 150% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) of us and our subsidiaries on a consolidated basis.

For purposes of the foregoing covenants, the defined terms have the following meanings:

“Capital Lease”—means at any time any lease of property, real or personal, which, in accordance with generally accepted accounting principles (“GAAP”), would at such time be required to be capitalized on a balance sheet of the lessee.

“Capitalized Lease Obligations”—means as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property which obligations are required to be classified and accounted for as a Capital Lease on a balance sheet of such Person under GAAP.

“Cash”—means as to any Person, such Person’s cash and cash equivalents, as defined in accordance with GAAP consistently applied.

“EBITDA”—means for any period, with respect to us and our subsidiaries on a consolidated basis, determined in accordance with GAAP, the sum of net income (or net loss) for such period plus, the sum of all amounts treated as expenses for: (a) interest, (b) depreciation, (c) amortization, and (d) all accrued taxes on or measured by income to the extent included in the determination of such net income (or net loss); provided, however, that net income (or net loss) shall be computed without giving effect to extraordinary losses or gains.

“Funded Indebtedness”—means as of any date of determination thereof, (i) all Indebtedness of any Person, determined in accordance with GAAP, which by its terms matures more than one year after the date of calculation, and any such Indebtedness maturing within one year from such date which is renewable or extendable at the option of the obligor to a date more than one year from such date, and (ii) the current portion of all such Indebtedness.

“Indebtedness”—means with respect to any Person, all: (a) liabilities or obligations, direct and contingent, which in accordance with GAAP would be included in determining total liabilities as shown on the liability side of a balance sheet of such Person at the date as of which Indebtedness is to be determined, including, without limitation, contingent liabilities that in accordance with such principles, would be set forth in a specific dollar amount on the liability side of such balance sheet, and Capitalized Lease Obligations of such Person; (b) liabilities or obligations of others for which such Person is directly or indirectly liable, by way of guaranty (whether by direct guaranty, suretyship, discount, endorsement, take-or-pay agreement, agreement to purchase or advance or keep in funds or other agreement having the effect of a guaranty) or otherwise; (c) liabilities or obligations secured by Liens on any assets of such Person, whether or not such liabilities or obligations shall have been assumed by it; and (d) liabilities or obligations of such Person, direct or

Description of the notes

contingent, with respect to letters of credit issued for the account of such Person and bankers acceptances created for such Person.

“Interest Coverage”—means as at the last day of any fiscal quarter, the quotient, expressed as a percentage (which may be in excess of 100%), determined by dividing EBITDA by Interest Expense; all of the foregoing calculated by reference to the immediately preceding four fiscal quarters ending on such date of determination.

“Interest Expense”—means for any period, on a combined basis, the sum of all interest paid or payable (excluding unamortized debt issuance costs) on all items of Indebtedness outstanding at any time during such period.

“Lien”—means any mortgage, deed of trust, pledge, security interest, encumbrance, lien, claim or charge of any kind (including any agreement to give any of the foregoing), any conditional sale or other title retention agreement, any lease in the nature of any of the foregoing, and the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction.

“Person”—means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, government or any political subdivision thereof.

“Total Assets”—means on any date, our consolidated total assets and those of our subsidiaries, as such amount would appear on our consolidated balance sheet prepared as of such date in accordance with GAAP.

“Total Unencumbered Assets”—means on any date, our net real estate investments (valued on a book basis) and those of our subsidiaries that are not subject to any Lien which secures indebtedness for borrowed money by us and our subsidiaries plus, without duplication, loan loss reserves relating thereto, accumulated depreciation thereon plus Cash, as all such amounts would appear on our consolidated balance sheet prepared as of such date in accordance with GAAP; provided, however, that “Total Unencumbered Assets” does not include net real estate investments under unconsolidated joint ventures of ours and of our subsidiaries.

“Unsecured Debt”—means Funded Indebtedness less Indebtedness secured by Liens on our property or assets and those of our subsidiaries.

DEFEASANCE AND COVENANT DEFEASANCE

The notes are subject to defeasance and covenant defeasance, as described in the Indenture and the Supplemental Indenture. Specifically, we, at our option (a) will be discharged from any and all obligations in respect of the notes (except for certain obligations to issue definitive notes in exchange for temporary notes, to register the transfer or exchange of the notes, to replace destroyed, stolen, lost or mutilated notes, and to maintain an office or agency in respect of the notes and hold moneys for payment in trust) or (b) will be released from our obligations to comply with certain of the covenants provided for in the Indenture, including but not limited to those that are specified under “Certain Covenants” above with respect to the notes, and the occurrence of an event of default with respect to any such covenants and including those events of default described below under “Events of Default” shall no longer be an event of default if, in either case, we irrevocably deposit with the Trustee, in trust, money or U.S. Government obligations that through payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all of the principal of (and premium, if any) and any interest on the notes on the dates such payments are due (which may include one or more redemption dates designated by us) in accordance with the terms of such notes.

Such a trust may only be established if, among other things, (a) no event of default or event which with the giving of notice or lapse of time, or both, would become an event of default under the Indenture shall have occurred and be continuing on the date of such deposit, and (b) we shall have delivered an

Description of the notes

opinion of counsel to the effect that the holders of the notes of such series will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred. In the event we omit to comply with our remaining obligations under the Indenture after a defeasance of the Indenture with respect to the notes and the notes are declared due and payable because of the occurrence of any undefeased event of default, the amount of money and U.S. Government obligations on deposit with the Trustee may be insufficient to pay amounts due on the notes at the time of the acceleration resulting from such event of default. However, we will remain liable in respect of such payments.

SINKING FUND

The notes are not entitled to any sinking fund payments.

OPTIONAL REDEMPTION

The notes may be redeemed at our option, at any time in whole or from time to time in part, at a redemption price, as determined by us, equal to the sum of (i) the principal amount of the notes (or portion thereof) being redeemed plus accrued and unpaid interest thereon to but excluding the redemption date and (ii) the Make-Whole Amount, if any; provided, however, that if we redeem the 2022 notes 90 days or fewer prior to their maturity date, the redemption price will equal 100% of the principal amount of the 2022 notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to the redemption date; provided further, however, that if we redeem the 2041 notes 180 days or fewer prior to their maturity date, the redemption price will equal 100% of the principal amount of the 2041 notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to the redemption date.

If notice has been given as provided in the Indenture and funds for the redemption of any notes (or any portion of the notes) called for redemption shall have been made available on the redemption date referred to in such notice, such notes (or any portion of the notes) will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the holders of the notes will be to receive payment of the redemption price.

Notice of any optional redemption of any notes (or any portion of the notes) will be given to holders at their addresses, as shown in the security register for such notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by such holder to be redeemed.

We will notify the Trustee at least 60 days prior to giving notice of redemption (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of such notes to be redeemed and their redemption date. If less than all of the notes are to be redeemed at our option, the Trustee shall select, in such manner as it shall deem fair and appropriate, the notes to be redeemed in whole or in part.

As used herein:

“Make-Whole Amount”—means, in connection with any optional redemption or accelerated payment of any notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (as defined below) (determined on the third business day preceding the date such notice of redemption is given or declaration of acceleration is made) from

Description of the notes

the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the notes being redeemed or paid.

“Reinvestment Rate”—means 0.25% in the case of the 2016 notes, 0.30% in the case of the 2022 notes and 0.35% in the case of the 2041 notes, plus, in each case, the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release”—means that statistical release designated “H.15(519)” or any successor publication that is published weekly by the Federal Reserve System and that establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index that shall be designated by us.

BOOK-ENTRY SYSTEM

The notes will be issued in the form of one or more fully registered global securities (“Global Securities”) that will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), and registered in the name of DTC’s partnership nominee, Cede & Co. Except under the circumstance described below, the notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual notes it represents, a Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

DTC has advised us of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is owned by the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC rules applicable to its participants are on file with the Securities and Exchange Commission.

Description of the notes

Purchases of Global Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Global Securities on DTC’s records. The ownership interest of each actual purchaser of each Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Global Securities is discontinued.

To facilitate subsequent transfers, all Global Securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Global Securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Global Securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Global Securities unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Global Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy). Principal and interest payments on the Global Securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the Trustee, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as requested by an authorized representative of DTC) is our responsibility or that of the Trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depository with respect to the Global Securities at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Global Security certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Global Security certificates will be printed and delivered to DTC.

Clearstream.  Clearstream Banking, société anonyme (“Clearstream”), is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating

Description of the notes

organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.

Euroclear.  Euroclear Bank S.A./N.V. (“Euroclear”) was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

The information in this section concerning DTC, Clearstream and Euroclear and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

SETTLEMENT AND PAYMENT

Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest in respect of the notes will be made by us in immediately available funds.

Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the notes will trade in DTC’s Same-Day Funds Settlement System until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can

Description of the notes

be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When notes are to be transferred from the account of a Direct Participant to the account of a Clearstream Participant or a Euroclear Participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, Direct Participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear Participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the Direct Participant, a cross-market transaction will settle no differently than a trade between two Direct Participants.

When a Clearstream or Euroclear Participant wishes to transfer notes to a Direct Participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear Participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York, if settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear Participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

EVENTS OF DEFAULT

In addition to the events of default in the Indenture described in the prospectus, the following constitute events of default under the Supplemental Indenture:

➢	We do not pay the principal or any premium on the notes at their maturity date.

➢	We default under any of our other indebtedness in an aggregate principal amount exceeding $10,000,000 after the expiration of any applicable grace period, which default results in the acceleration of the maturity of such indebtedness. Such default is not an event of default if the other indebtedness is discharged, or the acceleration is rescinded or annulled, within a period of 10 days after we receive notice specifying the default and requiring that we discharge the other indebtedness or cause the acceleration to be rescinded or annulled. Either the Trustee or the holders of more than 50% in principal amount of the outstanding notes may send the notice.

➢	The entry by a court of competent jurisdiction of one or more judgments, orders or decrees against us or any of our subsidiaries in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days.

Description of other indebtedness

THE $2.4 BILLION BRIDGE LOAN FACILITY

On February 28, 2011, the Company obtained a commitment from UBS Loan Finance LLC, UBS Securities LLC, as joint lead arranger, Bank of America, N.A., as co-syndication agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arranger, Barclays Bank PLC, as co-syndication agent, Barclays Capital Inc., as joint lead arranger, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., as joint lead arranger and co-documentation agent, JPMorgan Chase Bank, N.A., as co-syndication agent, J.P. Morgan Securities LLC, as joint lead arranger, Wells Fargo Bank, N.A., as co-documentation agent, Wells Fargo Securities, LLC, as joint lead arranger, KeyBank National Association, as senior managing agent, and KeyBanc Capital Markets Inc. to provide a bridge loan facility to the Company in an aggregate amount of up to $2.4 billion subject to the terms and conditions set forth therein. The original commitment amount of the bridge loan facility of $2.4 billion was reduced by approximately $1.8 billion, the amount of a portion of the net proceeds of the March Offerings, and will be further reduced by a substantial portion of the net proceeds of this offering and any future offerings. The $2.4 billion bridge loan facility is undrawn as of the date of this prospectus supplement, and the commitments thereunder are available until May 31, 2011. Proceeds from the borrowings under the $2.4 billion bridge loan facility, if made, will be used to fund a part of the consideration for the Acquisition and to pay related fees and expenses. However, we currently anticipate using the proceeds of this offering, the March Offerings and cash on hand in lieu of borrowings available under the $2.4 billion bridge loan facility.

Availability under the $2.4 billion bridge loan facility is subject to the satisfaction of certain conditions precedent including, but not limited to, (i) the absence of any continuing default or event of default, (ii) the accuracy of all representations and warranties customary for transactions of this type, (iii) receipt of a customary borrowing notice, and (iv) there being no legal bar to the lenders making the loan or the issuance. Loans outstanding under the bridge loan facility will bear interest at a rate per annum equal to LIBOR plus a margin ranging from 2.0% to 4.0%.

The Company’s obligations under the $2.4 billion bridge loan facility are senior unsecured obligations, ranking pari passu with other unsecured, unsubordinated general obligations of the Company.

THE $400 MILLION BRIDGE LOAN FACILITY

In February 2011, we obtained a $400 million bridge loan commitment from UBS Loan Finance, LLC to complete the transaction with Benchmark Senior Living LLC. The original commitment amount of the bridge loan facility of $400 million was reduced by approximately $300 million, the amount of a portion of the net proceeds of the March Offerings, and will be further reduced by a portion of the net proceeds of this offering and any future offerings. The $400 million bridge loan facility is undrawn as of the date of this prospectus supplement, and the commitments thereunder are available until April 30, 2011. See “Prospectus supplement summary—Recent developments.”

CREDIT FACILITIES

We have a $1,150,000,000 unsecured revolving credit facility (the “Credit Facility”) with KeyBank National Association, as Administrative Agent, Deutsche Bank Securities Inc., as Syndication Agent, and UBS Securities LLC, Bank of America, N.A., JPMorgan Chase Bank, N.A., Barclays Bank PLC, Credit Agricole Corporate and Investment Bank and Fifth Third Bank, as documentation agents, which matures in August 2012. Borrowings under the Credit Facility are subject to interest payable in periods no longer than three months at either the agent bank’s prime rate of interest or the applicable margin over LIBOR interest rate, at our option (0.87% at December 31, 2010). The applicable margin is based

Description of other indebtedness

on certain of our debt ratings and was 0.6% at December 31, 2010. In addition, we pay a facility fee annually to each bank based on the bank’s commitment amount. The facility fee depends on certain of our debt ratings and was 0.15% at December 31, 2010. We also pay an annual agent’s fee of $50,000.

The Credit Facility contains customary affirmative and restrictive covenants that, among other things, limit us and certain of our subsidiaries with respect to indebtedness, liabilities, liens, dividends, loans, investments, purchases and fundamental changes to the corporate structure and line of business. We also are required to maintain a minimum tangible net worth of $1,700,000,000 plus 85% of net issuance proceeds received by us in connection with equity issuances (other than equity issuances in connection with any dividend reinvestment programs), a fixed charge coverage ratio of not less than 175%, a leverage ratio of not more than 0.60 to 1.00, and a ratio of unencumbered assets to unsecured indebtedness of not less than 1.67 to 1.00, all as defined in the Credit Facility. Under the Credit Facility, our secured indebtedness may not exceed 30% of our consolidated total assets.

The Credit Facility contains customary events of default, including, among other things, and subject to applicable grace periods, other indebtedness payment defaults, material misrepresentations, covenant defaults, certain bankruptcy events and judgment defaults. We and certain of our subsidiaries are co-borrowers under the Credit Facility.

As of December 31, 2010, we and/or certain of our subsidiaries had secured indebtedness in the aggregate principal amount of approximately $1.1 billion, collateralized by owned properties, with annual interest rates ranging from 3.01% to 8.74%, payable monthly.

SENIOR NOTES

In November 2010, we completed the sale of $450,000,000 of senior unsecured notes due 2021. The notes have a weighted average interest rate of 4.950%.

In September 2010, we completed the sale of $450,000,000 of senior unsecured notes due 2017. The notes have a weighted average interest rate of 4.70%.

In April 2010 and June 2010, we completed the sale of $300,000,000 and $150,000,000, respectively, of senior unsecured notes due 2020. The notes have a weighted average interest rate of 6.125%.

In December 2005, we completed the sale of $300,000,000 of senior unsecured notes due 2016. The notes have a weighted average interest rate of 6.20%.

In April 2005, we completed the sale of $250,000,000 of senior unsecured notes due 2015. The notes have a weighted average interest rate of 5.875%.

In November 2003 and September 2004, we completed the sale of $250,000,000 and $50,000,000, respectively, of senior unsecured notes due 2013. The notes have a weighted average interest rate of 6.0%.

In September 2002 and March 2003, we completed the sale of $150,000,000 and $100,000,000, respectively, of senior unsecured notes due 2012. In March 2009, we extinguished $11,723,000 of these notes, leaving $238,277,000 outstanding. In September 2009, we repurchased $161,424,000 of these notes pursuant to a tender offer, leaving $76,853,000 outstanding. The notes have a weighted average interest rate of 8.0%.

CONVERTIBLE SENIOR NOTES

In March 2010 and June 2010, we completed the sale of $342,394,000 and $152,009,000, respectively, of convertible senior unsecured notes due 2029. The notes have a weighted average interest rate of 3.00%.

Description of other indebtedness

In July 2007, we completed the sale of $400,000,000 of convertible senior unsecured notes due 2027. In March 2009, we extinguished $5,000,000 of these notes, leaving $395,000,000 outstanding. In March 2010, we extinguished $172,725,000 of these notes, leaving $222,275,000 outstanding. In June 2010, we extinguished $54,189,000 of these notes, leaving $168,086,000 outstanding. The notes have a weighted average interest rate of 4.75%.

In November 2006 and December 2006, we completed the sale of $345,000,000 of convertible senior unsecured notes due 2026. In March 2009, we extinguished $5,000,000 of these notes, leaving $340,000,000 outstanding. In March 2010, we extinguished $129,393,000 of these notes, leaving $210,607,000 outstanding. In June 2010, we extinguished $85,019,000 of these notes, leaving $125,588,000 outstanding. The notes have a weighted average interest rate of 4.75%.

Additional U.S. federal income tax considerations

GENERAL

This discussion is a summary of certain material federal income tax consequences to holders of notes that are not discussed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 under the heading “Item 1—Business—Taxation.” This discussion is for general information only and is not tax advice. This summary is only a supplement to, and should be read in conjunction with, the discussion in our Annual Report on Form 10-K for the year ended December 31, 2010 under the heading “Item 1—Business—Taxation—Federal Income Tax Considerations.” The tax treatment of the notes will depend on the holder’s particular situation, and this summary only applies to holders that hold notes as capital assets.

This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any state or local income taxation or foreign income taxation or other tax consequences. This summary is based on current U.S. federal income tax law. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of notes as set forth in this summary. Before you purchase any notes, you should consult your own tax advisor regarding the particular U.S. federal, state, local, foreign and other tax consequences of acquiring, owning and selling such notes.

REDEMPTION OR REPURCHASE OF THE NOTES

If we redeem or otherwise repurchase the notes, we may be obligated to pay additional amounts in excess of stated principal and interest (see “Description of the notes—Special Mandatory Redemption” and “—Optional Redemption”). We intend to take the position that the notes should not be treated as contingent payment debt instruments because of this additional payment. Assuming such position is respected, a U.S. holder would be required to include in income the amount of any such additional payment at the time such payment is received or accrued in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes. If the Internal Revenue Service successfully challenged this position, and the notes were treated as contingent payment debt instruments, U.S. holders could be required to accrue interest income at a rate higher than the stated interest rate on the debt securities and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note. U.S. holders are urged to consult their tax advisors regarding the potential application to the notes of the contingent payment debt instrument rules and the consequences thereof.

Underwriting

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, UBS Securities LLC, Barclays Capital Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, UBS Securities LLC, Barclays Capital Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC have severally agreed to purchase from us the following respective principal amounts of notes set forth opposite the underwriter’s name.

	Principal	Principal	Principal
	amount of	amount of	amount of
Underwriter	2016 notes	2022 notes	2041 notes

UBS Securities LLC	$104,000,000	$156,000,000	$104,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	58,000,000	87,000,000	58,000,000
J.P. Morgan Securities LLC	58,000,000	87,000,000	58,000,000
Barclays Capital Inc.	58,000,000	87,000,000	58,000,000
Deutsche Bank Securities Inc.	58,000,000	87,000,000	58,000,000
Wells Fargo Securities, LLC	32,000,000	48,000,000	32,000,000
KeyBanc Capital Markets Inc.	32,000,000	48,000,000	32,000,000
Total	$400,000,000	$600,000,000	$400,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered by this prospectus supplement are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the notes to the public at the respective public offering prices set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at discounts from the applicable public offering price of up to 0.35% of the principal amount of the 2016 notes, 0.40% of the principal amount of the 2022 notes and 0.50% of the principal amount of the 2041 notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at discounts from the public offering price of up to 0.15% of the principal amount of the 2016 notes, 0.25% of the principal amount of the 2022 notes and 0.25% of the principal amount of the 2041 notes. After the initial offering of the notes, the representatives of the underwriters may change the public offering price and other selling terms. Sales of notes made outside the United States may be made by affiliates of the underwriters.

Underwriting

The following table shows the underwriting discounts and commissions that we are to pay the underwriters in connection with this offering.

Paid by Health
Care REIT, Inc.

Per 2016 note	0.600%
2016 note total	$2,400,000
Per 2022 note	0.650%
2022 note total	$3,900,000
Per 2041 note	0.875%
2041 note total	$3,500,000

Total	$9,800,000

We estimate that our share of the total expenses of this offering, excluding the underwriting discount, will be approximately $1,086,000.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The notes offered by this prospectus supplement are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange or on any automated dealer quotation system. We have been advised by the representatives of the underwriters that they intend to make a market in the notes, but the underwriters are not obligated to do so and may discontinue market-making at any time without notice. We can provide no assurances as to the development or liquidity of any trading market for the notes. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the notes. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters may close out any short position by purchasing notes in the open market. Stabilizing transactions consist of various bids for or purchases of the notes made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases, along with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the over-the-counter market or otherwise and may be discontinued at any time without notice.

CONFLICTS OF INTEREST

The underwriters and/or their affiliates have provided and in the future may provide investment banking, commercial banking and/or advisory services to us from time to time for which they have received and in the future may receive customary fees and expenses and may have entered into and in the future may enter into other transactions with us. Certain affiliates of Merrill Lynch, Pierce,

Underwriting

Fenner & Smith Incorporated, J.P. Morgan Securities LLC, UBS Securities LLC, Barclays Capital Inc., Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and KeyBanc Capital Markets Inc. are lenders under our Fourth Amended and Restated Loan Agreement dated August 6, 2007. Also, Bank of America, N.A., JPMorgan Chase Bank, N.A., UBS Securities LLC and Barclays Bank PLC are documentation agents under such agreement and KeyBank National Association and Deutsche Bank Securities Inc. are the administrative and the syndication agents, respectively, under such agreement. In addition, an affiliate of UBS Securities LLC has committed to be a lender under our $400 million bridge loan facility and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, UBS Securities LLC, Barclays Capital Inc., Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and KeyBanc Capital Markets Inc. and/or their affiliates have committed to be lenders under our $2.4 billion bridge loan facility. To the extent that any portion of the net proceeds from this offering is applied to repay borrowings under our Fourth Amended and Restated Loan Agreement and/or either of our bridge loan facilities, certain of the underwriters and/or their respective affiliates will receive a portion of the net proceeds so applied through the repayment of borrowings under our Fourth Amended and Restated Loan Agreement and/or either of our bridge loan facilities. If some of the net proceeds of this offering are used to repay borrowings under our Fourth Amended and Restated Loan Agreement and/or either of our bridge loan facilities, it is possible that more than 5% of the proceeds of this offering (not including underwriting discounts and commissions) may be received by any one underwriter or its affiliates. Nonetheless, in accordance with the FINRA Rule 5121(f), the appointment of a qualified independent underwriter is not necessary in connection with this offering because we, the issuer of the securities in this offering, are a real estate investment trust. UBS Securities LLC has acted as our financial advisor in connection with the Acquisition. Merrill Lynch, Pierce, Fenner & Smith Incorporated has acted as financial advisor to FC-GEN in connection with the Acquisition.

Notice to investors

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

➢	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

➢	by the Joint Book-Running Managers to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Joint Book-Running Managers for any such offer; or

➢	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

The Issuer constitutes a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (the “FSMA”). It has not been authorized or otherwise approved and, as an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with section 238 of the FSMA. Accordingly, this prospectus is only being distributed in the United Kingdom to, and are only directed at, (a) investment professionals falling within both Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) and Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “General Promotion Order”), and (b) high net worth companies and other persons falling within both Article 22(2)(a) to (d) of the CIS Promotion Order and Article 49(2)(a) to (d) of the General Promotion Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Legal matters

Certain legal matters regarding the notes offered hereby will be passed upon for us by Shumaker, Loop & Kendrick, LLP, Toledo, Ohio. Arnold & Porter LLP will pass upon certain federal income tax matters relating to us. Calfee, Halter & Griswold LLP, Cleveland, Ohio will pass upon certain legal matters for the underwriters.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of our internal control over financial reporting as of December 31, 2010, included in our Annual Report on Form 10-K for the year ended December 31, 2010, as set forth in their reports, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Our financial statements and schedules are incorporated by reference in reliance upon Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of FC-GEN Acquisition Holding, LLC and subsidiaries (the “company”) (formerly FC-GEN Acquisition, Inc. and subsidiaries) (“Successor”) as of December 31, 2009 and 2008, and for the years ended December 31, 2009 and 2008 and for the period from July 14, 2007 to December 31, 2007 (“Successor Periods”) and the consolidated financial statements of Genesis HealthCare Corporation and subsidiaries (“Predecessor”) for the period from January 1, 2007 to July 13, 2007 (“Predecessor Periods”), have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report on the December 31, 2009 consolidated financial statements contains explanatory paragraphs that state: effective July 14, 2007, FC-GEN Acquisition, Inc. acquired all of the outstanding stock of Genesis HealthCare Corporation in a business combination accounted for as a purchase (the “Merger”). As a result of the Merger, the consolidated financial information for the periods after the Merger is presented on a different cost basis than that for the periods before the Merger and, therefore, is not comparable; the company has changed its method of accounting for uncertainty in income taxes on January 1, 2009 due to the adoption of Accounting Standard Codification Topic 740, Income Taxes; the company has changed its method of accounting for noncontrolling interests on January 1, 2009 due to the adoption of Accounting Standard Codification Topic 810, Consolidation; and the company has changed its method of accounting for fair value measurements for recurring financial assets and liabilities on January 1, 2008 and for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis on January 1, 2009 due to the adoption of Accounting Standard Codification Topic 820, Fair Value Measurements.

Where you can find more information

The prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC covering the securities that may be offered under this prospectus supplement. The registration statement, including the attached exhibits and schedules, contain additional relevant information about the securities.

Additionally, we file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are made available, free of charge, on our Internet website at http://www.hcreit.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. The information on or connected to our Internet website is not, and shall not be deemed to be, a part of, or incorporated into this prospectus supplement. You can review these SEC filings and the registration statement by accessing the SEC’s Internet website at http://www.sec.gov. You also may read and copy the registration statement and any reports, statements or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. These filings with the SEC are also available through the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means:

➢	we consider incorporated documents to be part of this prospectus supplement;

➢	we may disclose important information to you by referring you to those documents; and

➢	information we subsequently file with the SEC will automatically update and supersede the information in this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus incorporates by reference the following documents we filed with the SEC:

➢	Annual Report on Form 10-K for the year ended December 31, 2010;

➢	Current Reports on Form 8-K filed on January 11, 2011 (including the description therein of our 6% Series H Cumulative Convertible and Redeemable Preferred Stock), February 28, 2011, as amended by Amendment No. 1 to Form 8-K filed on March 9, 2011 (except that the information furnished pursuant to Item 7.01 of Form 8-K and the exhibits relating to such information are not incorporated into this prospectus supplement) and March 7, 2011;

➢	The description of our common stock as set forth in our registration statement filed under the Exchange Act on Form 8-A on June 17, 1985, including any amendment or report for the purpose of updating such description;

➢	The description of the rights to purchase our Series A Junior Participating Preferred Stock, par value $1.00 per share, associated with our common stock, as set forth in our registration statement filed under the Exchange Act on Form 8-A on August 3, 1994, including any amendment or report for the purpose of updating such description;

➢	The description of our 7 7/8% Series D Cumulative Redeemable Preferred Stock as set forth in the registration statement filed under the Exchange Act on Form 8-A/A on July 8, 2003, including any amendment or report for the purpose of updating such description;

➢	The description of our 7 5/8% Series F Cumulative Redeemable Preferred Stock as set forth in the registration statement filed under the Exchange Act on Form 8-A on September 10, 2004, including any amendment or report for the purpose of updating such description;

Where you can find more information

➢	The description of our 6.50% Series I Cumulative Convertible Perpetual Preferred Stock as set forth in the registration statement filed under the Exchange Act on Form 8-A on March 3, 2011, including any amendment or report for the purpose of updating such description; and

➢	All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this prospectus supplement and before the date this offering is terminated;

other than the portions of such documents that by statute or rule, by designation in such document or otherwise, are not deemed to be filed with the SEC or are not required to be incorporated herein by reference.

This prospectus supplement and the accompanying prospectus summarizes material provisions of contracts and other documents to which we refer. Since this prospectus supplement and the accompanying prospectus may not contain all the information that you may find important, you should review the full text of those documents. Upon request, we will provide each person receiving this prospectus supplement and the accompanying prospectus a free copy, without exhibits, of any or all documents incorporated by reference into this prospectus supplement and the accompanying prospectus. You may direct such requests to:

Erin C. Ibele
Senior Vice President—Administration and Corporate Secretary
Health Care REIT, Inc.
4500 Dorr Street
Toledo, Ohio 43615
(419) 247-2800

HEALTH CARE REIT, INC.

DEBT SECURITIES
COMMON STOCK
PREFERRED STOCK
DEPOSITARY SHARES
WARRANTS
UNITS

We may periodically offer and sell, in one or more offerings:

•	debt securities

•	shares of common stock

•	shares of preferred stock

•	depositary shares

•	warrants to purchase debt securities, preferred stock, depositary shares or common stock

•	units consisting of one or more debt securities or other securities

We may offer these securities from time to time on terms we will determine at the time of offering. We will provide the specific terms of the securities being offered in supplements to this prospectus prepared in connection with each offering. You should read this prospectus and the supplement for the specific security being offered carefully before you invest.

We may offer these securities directly, through agents we designate periodically, or to or through underwriters or dealers. If designated agents or underwriters are involved in the sale of any of the securities, we will disclose in the prospectus supplement their names, any applicable purchase price, fee, compensation arrangement between or among them, and our net proceeds from such sale. See “Plan of Distribution.” No securities may be sold without the delivery of the applicable prospectus supplement describing the securities and the method and terms of their offering.

Our shares of common stock are listed on the New York Stock Exchange under the symbol “HCN.” Our executive offices are located at One SeaGate, Suite 1500, Toledo, Ohio 43604, telephone number: 419-247-2800, facsimile: 419-247-2826, and website: www.hcreit.com. Unless specifically noted otherwise in this prospectus, all references to “we,” “us,” “our,” or the “Company” refer to Health Care REIT, Inc. and its subsidiaries.

Investing in our securities involves risk. See “Cautionary Statement Concerning Forward-Looking Statements and Risk Factors” beginning on page 1 of this prospectus.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 7, 2009.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the SEC using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus from time to time in one or more offerings. This prospectus provides you only with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information” and “Documents Incorporated By Reference.”

You should rely only on the information contained and incorporated by reference in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different or inconsistent information from that contained in this prospectus and the applicable prospectus supplement. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus and the applicable prospectus supplement, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus and the applicable prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since those dates.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
AND RISK FACTORS

This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” as that term is defined under federal securities laws. These forward-looking statements include, but are not limited to, those regarding:

•	the possible expansion of our portfolio;

•	the sale of properties;

•	the performance of our operators/tenants and properties;

•	our ability to enter into agreements with new viable tenants for vacant space or for properties that we take back from financially troubled tenants, if any;

•	our occupancy rates;

•	our ability to acquire, develop and/or manage properties;

•	our ability to make distributions to stockholders;

•	our policies and plans regarding investments, financings and other matters;

•	our tax status as a real estate investment trust;

•	our critical accounting policies;

•	our ability to appropriately balance the use of debt and equity;

•	our ability to access capital markets or other sources of funds; and

•	our ability to meet earnings guidance.

When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including, but not limited to:

•	the status of the economy;

•	the status of capital markets, including availability and cost of capital;

•	issues facing the health care industry, including compliance with, and changes to, regulations and payment policies, responding to government investigations and punitive settlements and operators’/tenants’ difficulty in cost-effectively obtaining and maintaining adequate liability and other insurance;

•	changes in financing terms;

•	competition within the health care and senior housing industries;

•	negative developments in the operating results or financial condition of operators/tenants, including, but not limited to, their ability to pay rent and repay loans;

•	our ability to transition or sell facilities with profitable results;

•	the failure to make new investments as and when anticipated;

•	acts of God affecting our properties;

•	our ability to re-lease space at similar rates as vacancies occur;

•	our ability to timely reinvest sale proceeds at similar rates to assets sold;

•	operator/tenant bankruptcies or insolvencies;

•	government regulations affecting Medicare and Medicaid reimbursement rates and operational requirements;

•	liability or contract claims by or against operators/tenants;

•	unanticipated difficulties and/or expenditures relating to future acquisitions;

•	environmental laws affecting our properties;

•	changes in rules or practices governing our financial reporting; and

•	legal and operational matters, including real estate investment trust qualification and key management personnel recruitment and retention.

Our business is subject to certain risks, which are discussed in our most recent Annual Report on Form 10-K, as amended or updated, under the headings “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Updated information relating to such risks, as well as additional risks specific to the securities to be offered hereby, will be set forth in the prospectus supplement relating to such offered securities. We assume no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement that we have filed with the SEC covering the securities that may be offered under this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the securities.

Additionally, we file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are made available, free of charge, on our Internet website at www.hcreit.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. You can review our SEC filings and the registration statement by accessing the SEC’s Internet site at http://www.sec.gov. You also may read and copy the registration statement and any reports, statements or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available through the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus does not contain all the information set forth in the registration statement. We have omitted certain parts consistent with SEC rules. For further information, please see the registration statement.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means:

•	we consider incorporated documents to be part of the prospectus;

•	we may disclose important information to you by referring you to those documents; and

•	information we subsequently file with the SEC will automatically update and supersede the information in this prospectus.

This prospectus incorporates by reference the following documents we filed with the SEC; provided, however, that we are not incorporating any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009;

•	Current Reports on Form 8-K filed on January 5, 2009, January 29, 2009 (except that the information furnished pursuant to Items 2.02 and 7.01 of Form 8-K and the exhibits relating to such information are not incorporated into this prospectus), January 30, 2009 (except that the information furnished pursuant to Item 7.01 of Form 8-K and the exhibit relating to such information are not incorporated into this prospectus) and May 7, 2009;

•	The description of our common stock as set forth in our registration statement filed under the Exchange Act on Form 8-A on June 17, 1985, including any amendment or report for the purpose of updating such description;

•	The description of the rights to purchase our Series A Junior Participating Preferred Stock, par value $1.00 per share, associated with our common stock, as set forth in our registration statement filed under the Exchange Act on Form 8-A on August 3, 1994, including any amendment or report for the purpose of updating such description;

•	The description of our 7 7/8% Series D Cumulative Redeemable Preferred Stock as set forth in our registration statement filed under the Exchange Act on Form 8-A/A on July 8, 2003, including any amendment or report for the purpose of updating such description;

•	The description of our 7 5/8% Series F Cumulative Redeemable Preferred Stock as set forth in our registration statement filed under the Exchange Act on Form 8-A on September 10, 2004, including any amendment or report for the purpose of updating such description;

•	The description of our 7.5% Series G Cumulative Convertible Preferred Stock as set forth in the registration statement filed under the Exchange Act on Form 8-A on December 18, 2006, including any amendment or report for the purpose of updating such description; and

•	All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this prospectus and before the termination of the offering.

other than the portions of such documents that by statute or rule, by designation in such document or otherwise, are not deemed to be filed with the SEC or are not required to be incorporated herein by reference.

This prospectus summarizes material provisions of contracts and other documents to which we refer. Since this prospectus may not contain all the information that you may find important, you should review the full text of those documents. Upon request, we will provide each person receiving this prospectus a free copy of any or all documents incorporated by reference into this prospectus. You may direct such requests to:

Erin C. Ibele
Senior Vice President-Administration and Corporate Secretary
Health Care REIT, Inc.
One SeaGate, Suite 1500
Toledo, Ohio 43604
(419) 247-2800

THE COMPANY

We are a real estate investment trust that invests in senior housing and health care real estate. We also provide an extensive array of property management and development services.

Our principal executive offices are located at One SeaGate, Suite 1500, Toledo, Ohio, 43604, and our telephone number is (419) 247-2800. Our website address is www.hcreit.com. The information on our website is not part of this prospectus.

Our primary objectives are to protect stockholder capital and enhance stockholder value. We seek to pay consistent cash dividends to stockholders and create opportunities to increase dividend payments to stockholders as a result of annual increases in rental and interest income and portfolio growth. To meet these objectives, we invest in the full spectrum of senior housing and health care real estate and diversify our investment portfolio by property type, operator/tenant and geographic location.

For additional information regarding our business, please see the information under the heading “Business” in our most recent Annual Report on Form 10-K, which is incorporated by reference in this prospectus.

USE OF PROCEEDS

Unless otherwise described in a prospectus supplement, we intend to use the net proceeds from the sale of any securities under this prospectus for general business purposes, which may include acquisition of and investment in additional health care and senior housing properties and the repayment of borrowings under our credit facilities or other debt. Until the proceeds from a sale of securities by us are applied to their intended purposes, they may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or direct or guaranteed obligations of the United States.

RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by our combined fixed charges and preferred stock dividends. For purposes of calculating these ratios, “earnings” includes income from continuing operations, excluding the equity earnings in a less than 50% owned subsidiary, plus fixed charges and reduced by capitalized interest. “Fixed charges” consists of interest expensed and capitalized and the amortized premiums, discounts and capitalized expenses related to indebtedness.

	Year Ended December 31,					Three Months Ended March 31,
	2004	2005	2006	2007	2008	2008	2009

Consolidated ratio of earnings to fixed charges	1.89	1.77	1.87	1.71	1.85	1.78	2.18
Consolidated ratio of earnings to combined fixed charges and preferred stock dividends	1.62	1.41	1.54	1.47	1.61	1.54	1.89

We issued 4,000,000 shares of 7 7/8% Series D Cumulative Redeemable Preferred Stock in July 2003. We issued 1,060,000 shares of 6% Series E Cumulative Convertible and Redeemable Preferred Stock in September 2003. During the year ended December 31, 2004, certain holders of our Series E Preferred Stock converted 480,399 shares into 367,724 shares of our common stock, leaving 350,045 of such shares outstanding at December 31, 2004. During the year ended December 31, 2005, certain holders of our Series E Preferred Stock converted 275,056 shares into 210,541 shares of our common stock, leaving 74,989 of such shares outstanding at December 31, 2005, 2006, 2007 and 2008 and March 31, 2009. We issued 7,000,000 shares of 7 5/8% Series F Cumulative Redeemable Preferred Stock in September 2004. We issued 2,100,000 shares of 7.5% Series G Cumulative Convertible Preferred Stock in December 2006. During the year ended December 31, 2007, certain holders of our Series G Preferred Stock converted 295,000 shares into 211,702 shares of our common stock, leaving 1,804,200 of such shares outstanding at

December 31, 2007. During the year ended December 31, 2008, certain holders of our Series G Preferred Stock converted 1,362,887 shares into 975,397 shares of our common stock, leaving 441,313 of such shares outstanding at December 31, 2008. During the quarterly period ended March 31, 2009, certain holders of our Series G Preferred Stock converted 40,600 shares into 29,056 shares of our common stock, leaving 400,713 of such shares outstanding at March 31, 2009.

GENERAL DESCRIPTION OF THE OFFERED SECURITIES

We may offer under this prospectus one or more of the following categories of our securities:

•	debt securities, in one or more series;

•	shares of our common stock, par value $1.00 per share;

•	shares of our preferred stock, par value $1.00 per share, in one or more series;

•	depositary shares, representing interests in our preferred stock, in one or more series;

•	warrants to purchase any of the foregoing securities; and

•	units consisting of any combination of the foregoing securities.

The terms of any specific offering of securities, including the terms of any units offered, will be set forth in a prospectus supplement relating to such offering.

Our certificate of incorporation authorizes us to issue 225,000,000 shares of common stock and 50,000,000 shares of preferred stock. Of our preferred stock:

•	13,000 shares have been designated as Junior Participating Preferred Stock, Series A;

•	4,000,000 shares have been designated as 7 7/8% Series D Cumulative Redeemable Preferred Stock;

•	1,060,000 shares have been designated as 6% Series E Cumulative Convertible and Redeemable Preferred Stock;

•	7,000,000 shares have been designated as 7 5/8% Series F Cumulative Redeemable Preferred Stock; and

•	2,100,000 shares have been designated as 7.5% Series G Cumulative Convertible Preferred Stock.

As of March 31, 2009, we had outstanding 111,013,261 shares of common stock, 4,000,000 shares of Series D Preferred Stock, 74,989 shares of Series E Preferred Stock, 7,000,000 shares of Series F Preferred Stock and 400,713 shares of Series G Preferred Stock.

Our common stock is listed on the New York Stock Exchange under the symbol “HCN.” We intend to apply to list any additional shares of common stock that are issued and sold hereunder. Our Series D Preferred Stock, Series F Preferred Stock and Series G Preferred Stock are listed on the New York Stock Exchange under the symbols “HCN PrD,” “HCN PrF” and “HCN PrG,” respectively. We may apply to list shares of any series of preferred stock or any depositary shares which are offered and sold hereunder, as described in the applicable prospectus supplement relating to such preferred stock or depositary shares.

For a discussion of the taxation of the Company and the material federal tax consequences to you as a holder of our common stock and debt securities offered under this prospectus, see “Item 1 — Business — Taxation — Federal Income Tax Considerations” included in our most recent Annual Report on Form 10-K. The applicable prospectus supplement delivered with this prospectus will provide any necessary information about additional federal income tax considerations, if any, related to the particular securities being offered.

DESCRIPTION OF DEBT SECURITIES

The debt securities sold under this prospectus will be our direct obligations, which may be secured or unsecured, and which may be senior or subordinated indebtedness. The debt securities may be guaranteed on a secured or unsecured, senior or subordinated basis, by one or more of our subsidiaries. The debt securities will be issued under one or more indentures between us and a specified trustee. Any indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The statements made in this prospectus relating to any indentures and the debt securities to be issued under the indentures are summaries of certain anticipated provisions of the indentures.

The following is a summary of the material terms of our debt securities. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read the form of indenture for senior debt securities and the forms of indentures for senior subordinated and junior subordinated debt securities which we have filed as exhibits to the registration statement of which this prospectus is a part. We will file any final indentures for senior subordinated and junior subordinated debt securities and supplemental indentures if we issue debt securities of this type. See “Where You Can Find Additional Information.” This summary is also subject to and qualified by reference to the descriptions of the particular terms of the securities described in the applicable prospectus supplement.

General

We may issue debt securities that rank “senior,” “senior subordinated” or “junior subordinated.” The debt securities that we refer to as “senior” will be our direct obligations and will rank equally and ratably in right of payment with our other indebtedness not subordinated. We may issue debt securities that will be subordinated in right of payment to the prior payment in full of senior debt, as defined in the applicable prospectus supplement, and may rank equally and ratably with the other senior subordinated indebtedness. We refer to these as “senior subordinated” securities. We may also issue debt securities that may be subordinated in right of payment to the senior subordinated securities. These would be “junior subordinated” securities. We have filed with the registration statement, of which this prospectus is a part, a form of indenture for senior debt securities and two separate forms of indenture, one for the senior subordinated securities and one for the junior subordinated securities. We refer to senior subordinated and junior subordinated securities as “subordinated.”

We may issue the debt securities without limit as to aggregate principal amount, in one or more series, in each case as we establish in one or more supplemental indentures. We need not issue all debt securities of one series at the same time. Unless we otherwise provide, we may reopen a series, without the consent of the holders of the series, for issuances of additional securities of that series.

We anticipate that any indenture will provide that we may, but need not, designate more than one trustee under an indenture, each with respect to one or more series of debt securities. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and we may appoint a successor trustee to act with respect to that series. The applicable prospectus supplement will describe the specific terms relating to the series of debt securities we will offer, including, where applicable, the following:

•	the title and series designation and whether they are senior securities, senior subordinated securities or subordinated securities;

•	the aggregate principal amount of the securities;

•	the percentage of the principal amount at which we will issue the debt securities and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon maturity of the debt securities;

•	if convertible, the securities into which they are convertible, the initial conversion price, the conversion period and any other terms governing such conversion;

•	the stated maturity date;

•	any fixed or variable interest rate or rates per annum;

•	if other than at the corporate trust office of the trustee, the place where principal, premium, if any, and interest will be payable and where the debt securities can be surrendered for transfer, exchange or conversion;

•	the date from which interest may accrue and any interest payment dates;

•	any sinking fund requirements;

•	any provisions for redemption, including the redemption price and any remarketing arrangements;

•	any provisions for denomination or payment of the securities in a foreign currency or units of two or more foreign currencies;

•	the events of default and covenants of such securities, to the extent different from or in addition to those described in this prospectus;

•	whether we will issue the debt securities in certificated or book-entry form;

•	whether the debt securities will be in registered or bearer form and, if in registered form, the denominations if other than in even multiples of $1,000 and, if in bearer form, the denominations and terms and conditions relating thereto;

•	whether we will issue any of the debt securities in permanent global form and, if so, the terms and conditions, if any, upon which interests in the global security may be exchanged, in whole or in part, for the individual debt securities represented by the global security;

•	the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement;

•	any provisions for payment of additional amounts on the securities in respect of any tax, assessment or governmental charge and rights for us to redeem the debt securities instead of making this payment;

•	the subordination provisions, if any, relating to the debt securities;

•	if the debt securities are to be issued upon the exercise of debt warrants, the time, manner and place for them to be authenticated and delivered;

•	whether any of our subsidiaries will be bound by the terms of the indenture, in particular any restrictive covenants;

•	the provisions relating to any security provided for the debt securities; and

•	the provisions relating to any guarantee of the debt securities.

We may issue debt securities at less than the principal amount payable at maturity. We refer to these securities as “original issue discount” securities. If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

Except as may be described in any prospectus supplement, an indenture will not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the applicable prospectus supplement for information with respect to events of default and covenants applicable to the securities being offered.

Denominations, Interest, Registration and Transfer

Unless otherwise described in the applicable prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations that are even multiples of $1,000, other than global securities, which may be of any denomination.

Unless otherwise specified in the applicable prospectus supplement, we will pay the interest, principal and any premium at the corporate trust office of the trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.

If we do not punctually pay or otherwise provide for interest on any interest payment date, the defaulted interest will be paid either:

•	to the person in whose name the debt security is registered at the close of business on a special record date the trustee will fix; or

•	in any other lawful manner, all as the applicable indenture describes.

You may have your debt securities divided into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. We call this an “exchange.” You may exchange or transfer debt securities at the office of the applicable trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves.

The entity performing the role of maintaining the list of registered holders is called the “registrar.” It will also perform transfers. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.

Merger, Consolidation or Sale of Assets

Under any indenture, we are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, we may not take any of these actions unless the following conditions are met:

•	if we merge out of existence or sell our assets, the other company must be an entity organized under the laws of one of the states of the United States or the District of Columbia or under United States federal law and must agree to be legally responsible for our debt securities; and

•	immediately after the merger, sale of assets or other transaction, we may not be in default on the debt securities. A default for this purpose would include any event that would be an event of default if the requirements regarding notice of default or continuing default for a specific period of time were disregarded.

Certain Covenants

Existence.  Except as permitted and described above under “— Merger, Consolidation or Sale of Assets,” we will agree to do all things necessary to preserve and keep our existence, rights and franchises, provided that it is in our best interests for the conduct of business.

Provisions of Financial Information.  To the extent permitted by law, we will agree to file all annual, quarterly and other reports and financial statements with the SEC and the trustee on or before the applicable SEC filing dates whether or not we remain required to do so under the Exchange Act.

Additional Covenants.  Any additional or different covenants or modifications to the foregoing covenants with respect to any series of debt securities will be described in the applicable prospectus supplement.

Events of Default and Related Matters

Events of Default.  The term “event of default” for any series of debt securities means any of the following:

•	We do not pay the principal or any premium on a debt security of that series within 30 days after its maturity date.

•	We do not pay interest on a debt security of that series within 30 days after its due date.

•	We do not deposit any sinking fund payment for that series within 30 days after its due date.

•	We remain in breach of any other term of the applicable indenture (other than a term added to the indenture solely for the benefit of another series) for 60 days after we receive a written notice of default from the trustee or holders of at least a majority in principal amount of debt securities of the affected series specifying the breach and requiring it to be remedied.

•	We default under any of our other indebtedness in specified amounts after the expiration of any applicable grace period, which default results in the acceleration of the maturity of such indebtedness. Such default is not an event of default if the other indebtedness is discharged, or the acceleration is rescinded or annulled, within a period of 10 days after we receive a written notice from the trustee or holders of at least a majority in principal amount of debt securities of the affected series specifying the default and requiring that we discharge the other indebtedness or cause the acceleration to be rescinded or annulled.

•	We or one of our “significant subsidiaries,” if any, files for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur. The term “significant subsidiary” means each of our significant subsidiaries, if any, as defined in Regulation S-X under the Securities Act.

•	Any other event of default described in the applicable prospectus supplement occurs.

Remedies if an Event of Default Occurs.  If an event of default has occurred and has not been cured, the trustee or the holders of at least a majority in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. At any time after the trustee or the holders have accelerated any series of debt securities, but before a judgment or decree for payment of the money due has been obtained, the holders of at least a majority in principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration.

The trustee will be required to give notice to the holders of debt securities within 90 days after a default under the applicable indenture unless the default has been cured or waived. The trustee may withhold notice to the holders of any series of debt securities of any default with respect to that series, except a default in the payment of the principal of or interest on any debt security of that series, if specified responsible officers of the trustee in good faith determine that withholding the notice is in the interest of the holders.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. We refer to this as an “indemnity.” If reasonable indemnity satisfactory to it is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture, subject to certain limitations.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and remains uncured;

•	the holders of at least a majority in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action; and

•	the trustee must have not taken action for 60 days after receipt of the notice and offer of indemnity.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your security after its due date.

Every year we will furnish to the trustee a written statement by certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture, or else specifying any default.

Modification of an Indenture

There are three types of changes we can make to the indentures and the debt securities:

Changes Requiring Your Approval.  First, there are changes we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

•	change the stated maturity of the principal or interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

•	change the currency of payment on a debt security;

•	impair your right to sue for payment;

•	modify the subordination provisions, if any, in a manner that is adverse to you;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend an indenture or to waive compliance with certain provisions of an indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive past defaults or change certain provisions of the indenture relating to waivers of default; or

•	waive a default or event of default in the payment of principal, interest, or premium, if any, on the debt securities.

Changes Requiring A Majority Vote.  The second type of change is the kind that requires the vote of holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not materially adversely affect holders of the debt securities. We require the same vote to obtain a waiver of a past default; however, we cannot obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described above under “— Changes Requiring Your Approval” unless we obtain your individual consent to the waiver.

Changes Not Requiring Approval.  The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not materially adversely affect holders of the debt securities.

Further Details Concerning Voting.  Debt securities are not considered outstanding, and therefore the holders of debt securities are not eligible to vote on matters relating thereto, if we have deposited or set aside in trust for such holders money for payment or redemption of debt securities or if we or one of our affiliates own the debt securities. The holders of debt securities are also not eligible to vote if the debt securities have been fully defeased as described below under “— Discharge, Defeasance and Covenant Defeasance — Full Defeasance.”

Discharge, Defeasance and Covenant Defeasance

Discharge.  We may discharge some obligations to holders of any series of debt securities that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds in the applicable currency in an amount sufficient to pay the debt securities, including any premium and interest.

Full Defeasance.  We can, under particular circumstances, effect a full defeasance of your series of debt securities. By this we mean we can legally release ourselves from any payment or other obligations on the debt securities if, among other things, we put in place the arrangements described below to repay you and deliver certain certificates and opinions to the trustee:

•	we must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money or U.S. government or U.S. government agency notes or bonds or, in some circumstances, depositary receipts representing these notes or bonds, that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates;

•	under current federal income tax law, the deposit and our legal release from the debt securities would be treated as though we redeemed your debt securities in exchange for your share of the cash and notes or bonds deposited in trust. This treatment would result in sale or exchange treatment of your notes, which would cause you to recognize gain or loss equal to the amount described in “Item 1 — Business — Taxation — U.S. Federal Income Tax Considerations — U.S. Federal Income and Estate Taxation of Holders of Our Debt Securities — U.S. Holders — Sale, Exchange or Other Disposition of Notes” included in our most recent Annual Report on Form 10-K; and

•	we must deliver to the trustee a legal opinion confirming the tax law change described above.

If we did accomplish full defeasance, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. You would also be released from any subordination provisions.

Covenant Defeasance.  Under current federal income tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the securities and you would be released from any subordination provisions.

If we did accomplish covenant defeasance, the following provisions of an indenture and the debt securities would no longer apply:

•	any covenants applicable to the series of debt securities and described in the applicable prospectus supplement;

•	any subordination provisions; and

•	certain events of default relating to breach of covenants and acceleration of the maturity of other debt set forth in any prospectus supplement.

If we did accomplish covenant defeasance, you could still look to us for repayment of the debt securities if a shortfall in the trust deposit occurred. If one of the remaining events of default occurred, for example, our bankruptcy, and the debt securities became immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Subordination

We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated securities or junior subordinated securities is subordinated to debt securities of another series or to our other indebtedness. The terms will include a description of:

•	the indebtedness ranking senior to the debt securities being offered;

•	the restrictions, if any, on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing;

•	the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default; and

•	provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

Guarantees

Our payment obligations under any series of our debt securities may be guaranteed by some or all of our subsidiaries. The guarantees may be secured or unsecured and may be senior or subordinated obligations. The guarantors will be identified and the terms of the guarantees will be described in the applicable prospectus supplement.

Global Securities

If so set forth in the applicable prospectus supplement, we may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with a depositary identified in the prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any series of debt securities will be described in the prospectus supplement.

DESCRIPTION OF OUR COMMON STOCK

The following is a summary of certain terms of our common stock. Because this summary is not complete, you should refer to our certificate of incorporation and by-laws, which documents provide additional information regarding our common stock. See also “Description of Certain Provisions of Our Certificate of Incorporation and By-Laws” below. Copies of our certificate of incorporation and by-laws, as amended, are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This summary is also subject to and qualified by reference to the description of the particular terms of the securities described in the applicable prospectus supplement.

Common stockholders are entitled to receive dividends when declared by the board of directors and after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of preferred stock then outstanding. Common stockholders have one vote per share, and there are no cumulative voting rights. If we are voluntarily or involuntarily liquidated or dissolved, common stockholders are to share ratably in our distributable assets remaining after the satisfaction of all of our debts and liabilities and the preferred stockholders’ prior preferential rights. Common stockholders do not have preemptive rights. The common stock will be, when issued, fully paid and nonassessable. The common stock is subject to restrictions on transfer under certain circumstances described under “Restrictions on Transfer of Securities” below. The transfer agent for our common stock is BNY Mellon Shareowner Services.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which are outstanding or which we may designate and issue in the future. See “Description of Our Preferred Stock” below.

DESCRIPTION OF OUR PREFERRED STOCK

The following is a summary description of the material terms of our shares of preferred stock. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read our certificate of incorporation and by-laws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This summary is also subject to and qualified by reference to the description of the particular terms of the securities described in the applicable prospectus supplement.

General

Our board of directors or a duly authorized committee thereof will determine the designations, preferences, limitations and relative rights of our authorized and unissued preferred shares. These may include:

•	the distinctive designation of each series and the number of shares that will constitute the series;

•	the voting rights, if any, of shares of the series;

•	the distribution rate on the shares of the series, any restriction, limitation or condition upon the payment of the distribution, whether distributions will be cumulative, and the dates on which distributions are payable;

•	if the shares are redeemable, the prices at which, and the terms and conditions on which, the shares of the series may be redeemed;

•	the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series;

•	any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets;

•	if the shares are convertible, the price or rates of conversion at which, and the terms and conditions on which, the shares of the series may be converted into other securities; and

•	whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could discourage an unsolicited acquisition proposal. In addition, the rights of holders of common shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that we may issue in the future.

The following describes some general terms and provisions of the preferred shares to which a prospectus supplement may relate. The statements below describing the preferred shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our certificate of incorporation, including any applicable certificate of designation, and our by-laws.

The prospectus supplement will describe the specific terms as to each issuance of preferred shares, including:

•	the description of the preferred shares;

•	the number of preferred shares offered;

•	the offering price of the preferred shares;

•	the distribution rate, when distributions will be paid, or the method of determining the distribution rate if it is based on a formula or not otherwise fixed;

•	the date from which distributions on the preferred shares shall accumulate;

•	the voting rights, if any, of the holders of the preferred shares;

•	the provisions for any auctioning or remarketing, if any, of the preferred shares;

•	the provision, if any, for redemption or a sinking fund;

•	the liquidation preference per share;

•	any listing of the preferred shares on a securities exchange;

•	whether the preferred shares will be convertible and, if so, the security into which they are convertible and the terms and conditions of conversion, including the conversion price or the manner of determining it;

•	whether interests in the shares of preferred stock will be represented by depositary shares as more fully described below under “Description of Depositary Shares;”

•	a discussion of federal income tax considerations;

•	the relative ranking and preferences of the preferred shares as to distribution and liquidation rights;

•	any limitations on issuance of any preferred shares ranking senior to or on a parity with the series of preferred shares being offered as to distribution and liquidation rights;

•	any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a real estate investment trust; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred shares.

As described under “Description of Depositary Shares,” we may, at our option, elect to offer depositary shares evidenced by depositary receipts. If we elect to do this, each depositary receipt will represent a fractional interest in a share of the particular series of preferred stock issued and deposited with a depositary. The applicable prospectus supplement will specify that fractional interest.

Rank

Unless our board of directors otherwise determines and we so specify in the applicable prospectus supplement, we expect that the preferred shares will, with respect to distribution rights and rights upon liquidation or dissolution, rank senior to all of our common shares.

Distributions

Holders of preferred shares of each series will be entitled to receive cash and/or share distributions at the rates and on the dates shown in the applicable prospectus supplement. Even though the preferred shares may specify a fixed rate of distribution, our board of directors must authorize and declare those distributions and they may be paid only out of assets legally available for payment. We will pay each distribution to holders of record as they appear on our share transfer books on the record dates fixed by our board of directors. In the case of shares of preferred stock represented by depositary receipts, the records of the depositary referred to under “Description of Depositary Shares” will determine the persons to whom dividends are payable.

Distributions on any series of preferred shares may be cumulative or noncumulative, as provided in the applicable prospectus supplement. We refer to each particular series, for ease of reference, as the applicable series. Cumulative distributions will be cumulative from and after the date shown in the applicable prospectus supplement. If our board of directors fails to authorize a distribution on any applicable series that is noncumulative, the holders will have no right to receive, and we will have no obligation to pay, a distribution in respect of the applicable distribution period, whether or not distributions on that series are declared payable in the future. If the applicable series is entitled to a cumulative distribution, we may not declare, or pay or set aside for payment, any full distributions on any other series of preferred shares ranking, as to distributions, on a parity with or junior to the applicable series, unless we declare, and either pay or set aside for payment, full cumulative distributions on the applicable series for all past distribution periods and the then current distribution period. If the applicable series does not have a cumulative distribution, we must declare, and pay or set aside for payment, full distributions for the then current distribution period only. When distributions are not paid, or set aside for payment, in full upon any applicable series and the shares of any other series ranking on a parity as to distributions with the applicable series, we must declare, and pay or set aside for payment, all distributions upon the applicable series and any other parity series proportionately, in accordance with accrued and unpaid distributions of the several series. For these purposes, accrued and unpaid distributions do not include unpaid distribution periods on noncumulative preferred shares. No interest will be payable in respect of any distribution payment that may be in arrears.

Except as provided in the immediately preceding paragraph, unless we declare, and pay or set aside for payment, full cumulative distributions, including for the then current period, on any cumulative applicable series, we may not declare, or pay or set aside for payment, any distributions upon common shares or any other equity securities ranking junior to or on a parity with the applicable series as to distributions or upon liquidation. The foregoing restriction does not apply to distributions paid in common shares or other equity securities ranking junior to the applicable series as to distributions and upon liquidation. If the applicable series is noncumulative, we need only declare, and pay or set aside for payment, the distribution for the then current period, before declaring distributions on common shares or junior or parity securities. In addition, under the circumstances that we could not declare a distribution, we may not redeem, purchase or otherwise acquire for any consideration any common shares or other parity or junior equity securities, except upon conversion into or exchange for common shares or other junior equity securities. We may, however, make purchases and redemptions otherwise prohibited pursuant to certain redemptions or pro rata offers to purchase the outstanding shares of the applicable series and any other parity series of preferred shares.

We will credit any distribution payment made on an applicable series first against the earliest accrued but unpaid distribution due with respect to the series.

Redemption

We may have the right or may be required to redeem one or more series of preferred shares, as a whole or in part, in each case upon the terms, if any, and at the times and at the redemption prices shown in the applicable prospectus supplement.

If a series of preferred shares is subject to mandatory redemption, we will specify in the applicable prospectus supplement the number of shares we are required to redeem, when those redemptions start, the redemption price, and any other terms and conditions affecting the redemption. The redemption price will include all accrued and unpaid distributions, except in the case of noncumulative preferred shares. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred shares of any series is payable only from the net proceeds of our issuance of shares of capital stock, the terms of the preferred shares may provide that, if no shares of such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the preferred shares will automatically and mandatorily be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

Liquidation Preference

The applicable prospectus supplement will show the liquidation preference of the applicable series. Upon our voluntary or involuntary liquidation, before any distribution may be made to the holders of our common shares or any other shares of capital stock ranking junior in the distribution of assets upon any liquidation to the applicable series, the holders of that series will be entitled to receive, out of our assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference, plus an amount equal to all distributions accrued and unpaid. In the case of a noncumulative applicable series, accrued and unpaid distributions include only the then current distribution period. Unless otherwise provided in the applicable prospectus supplement, after payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred shares will have no right or claim to any of our remaining assets. If liquidating distributions shall have been made in full to all holders of preferred shares, our remaining assets will be distributed among the holders of any other shares of capital stock ranking junior to the preferred shares upon liquidation, according to their rights and preferences and in each case according to their number of shares.

If, upon any voluntary or involuntary liquidation, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of that series and the corresponding amounts payable on all shares of capital stock ranking on a parity in the distribution of assets with that series, then the holders of that series and all other equally ranking shares of capital stock shall share ratably in the distribution in proportion to the full liquidating distributions to which they would otherwise be entitled. For these purposes, our consolidation or merger with or into any other corporation or other entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation.

Voting Rights

Holders of the preferred shares will not have any voting rights, except as described below or as otherwise from time to time required by law or as specified in the applicable prospectus supplement. As more fully described under “Description of Depositary Shares” below, if we elect to issue depositary shares, each representing a fraction of a share of a series of preferred stock, each holder thereof will in effect be entitled to a fraction of a vote per depositary share.

Unless otherwise provided for in an applicable series, so long as any preferred shares are outstanding, we may not, without the affirmative vote or consent of the holders of a majority of the shares (or such greater vote or consent as is required by the then current rules of any stock exchange or trading market on which we shall have listed the applicable series of preferred stock for trading or as otherwise provided in our organizational documents) of each series of preferred shares outstanding at that time:

•	authorize, create or increase the authorized or issued amount of any class or series of shares of capital stock ranking senior to that series of preferred shares with respect to distribution and liquidation rights;

•	reclassify any authorized shares of capital stock into a series of shares of capital stock ranking senior to that series of preferred shares with respect to distribution and liquidation rights;

•	create, authorize or issue any security or obligation convertible into or evidencing the right to purchase any shares of capital stock ranking senior to that series of preferred shares with respect to distribution and liquidation rights; and

•	amend, alter or repeal the provisions of our certificate of incorporation relating to that series of preferred shares that materially and adversely affects the series of preferred shares.

The authorization, creation or increase of the authorized or issued amount of any class or series of shares of capital stock ranking on parity with or junior to a series of preferred shares with respect to distribution and liquidation rights will not be deemed to materially and adversely affect that series.

Conversion Rights

We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which you may, or we may require you to, convert shares of any series of preferred shares into common shares or any other class or series of shares of capital stock. The terms will include the number of common shares or other capital stock into which the preferred shares are convertible, the conversion price or manner of determining it, the conversion period, provisions as to whether conversion will be at the option of the holders of the series or at our option, the events requiring an adjustment of the conversion price, and provisions affecting conversion upon the redemption of shares of the series.

Our Exchange Rights

We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which we can require you to exchange shares of any series of preferred shares for debt securities. If an exchange is required, you will receive debt securities with a principal amount equal to the liquidation preference of the applicable series of preferred shares. The other terms and provisions of the debt securities will not be materially less favorable to you than those of the series of preferred shares being exchanged.

DESCRIPTION OF DEPOSITARY SHARES

This section describes the general terms and provisions of shares of preferred stock represented by depositary shares. The applicable prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

We have summarized in this section certain terms and provisions of the deposit agreement, the depositary shares and the receipts representing depositary shares. The summary is not complete. You should read the forms of deposit agreement and depositary receipt that we will file with the SEC at or before the time of the offering of the depositary shares for additional information before you buy any depositary shares.

General

We may, at our option, elect to offer fractional interests in shares of preferred stock, rather than shares of preferred stock. If we exercise this option, we will appoint a depositary to issue depositary receipts representing those fractional interests. Shares of preferred stock of each series represented by depositary shares will be deposited under a separate deposit agreement between us and the depositary. The prospectus supplement relating to a series of depositary shares will provide the name and address of the depositary. Subject to the terms of the applicable deposit agreement, each owner of depositary shares will be entitled to all of the dividend, voting, conversion, redemption, liquidation and other rights and preferences of the shares of preferred stock represented by those depositary shares.

Depositary receipts issued pursuant to the applicable deposit agreement will evidence ownership of depositary shares. Upon surrender of depositary receipts at the office of the depositary, and upon payment of the charges provided in and subject to the terms of the deposit agreement, a holder of depositary shares will be entitled to receive the shares of preferred stock underlying the surrendered depositary receipts.

Distributions

A depositary will be required to distribute all dividends or other cash distributions received in respect of the applicable shares of preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders. Fractions will be rounded down to the nearest whole cent.

If the distribution is other than in cash, a depositary will be required to distribute property received by it to the record holders of depositary receipts entitled thereto, unless the depositary determines that it is not feasible to make the distribution. In that case, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of depositary shares.

Depositary shares that represent shares of preferred stock converted or exchanged will not be entitled to distributions. The deposit agreement also will contain provisions relating to the manner in which any subscription or similar rights we offer to holders of shares of preferred stock will be made available to holders of depositary shares. All distributions will be subject to obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary.

Withdrawal of Shares of Preferred Stock

You may receive the number of whole shares of your series of preferred stock and any money or other property represented by your depositary receipts after surrendering your depositary receipts at the corporate trust office of the depositary. Partial shares of preferred stock will not be issued. If the depositary shares that you surrender exceed the number of depositary shares that represent the number of whole shares of preferred stock you wish to withdraw, then the depositary will deliver to you at the same time a new depositary receipt evidencing the excess number of depositary shares. Once you have withdrawn your shares of preferred stock, you will not be entitled to re-deposit those shares of preferred stock under the deposit agreement in order to receive depositary shares. We do not expect that there will be any public trading market for withdrawn shares of preferred stock.

Redemption of Depositary Shares

If we redeem a series of the preferred stock underlying the depositary shares, the depositary will redeem those shares from the proceeds it receives. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the preferred stock. The redemption date for depositary shares will be the same as that of the preferred stock. If we are redeeming less than all of the depositary shares, the depositary will select the depositary shares we are redeeming by lot or pro rata as the depositary may determine.

After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed outstanding. All rights of the holders of the depositary shares and the related depositary receipts will cease at that time, except the right to receive the money or other property to which the holders of depositary shares were entitled upon redemption. Receipt of the money or other property is subject to surrender to the depositary of the depositary receipts evidencing the redeemed depositary shares.

Voting of the Underlying Shares of Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, a depositary will be required to mail the information contained in the notice of meeting to the record holders of the depositary shares representing such preferred stock. Each record holder of depositary receipts on the record date will be entitled to instruct the depositary as to how the holder’s depositary shares will be voted. The record date for the depositary shares will be the same as the record date for the preferred stock. The depositary will vote the shares as you instruct. We will agree to take all reasonable action that the depositary deems necessary in order to enable it to vote the preferred stock in that manner. If you do not instruct the depositary how to vote your shares, the depositary will abstain from voting those shares. The depositary will not be responsible for any failure to carry out any voting instruction, or for the manner or effect of any vote, as long as its action or inaction is in good faith and does not result from its negligence or willful misconduct.

Liquidation Preference

Upon our liquidation, whether voluntary or involuntary, each holder of depositary shares will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares, as described in the applicable prospectus supplement.

Conversion or Exchange of Shares of Preferred Stock

The depositary shares will not themselves be convertible into or exchangeable for shares of common stock or preferred stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by holders to the applicable depositary with written instructions to it to instruct us to cause the conversion of the preferred stock represented by the depositary shares. Similarly, if so specified in the applicable prospectus supplement, we may require you to surrender all of your depositary receipts to the applicable depositary upon our requiring the conversion or exchange of the preferred stock represented by the depositary shares into our debt securities. We will agree that, upon receipt of the instruction and any amounts payable in connection with the conversion or exchange, we will cause the conversion or exchange using the same procedures as those provided for delivery of shares of preferred stock to effect the conversion or exchange. If you are converting only a part of the depositary shares, the depositary will issue you a new depositary receipt for any unconverted depositary shares.

Amendment and Termination of a Deposit Agreement

We and the applicable depositary are permitted to amend the provisions of the depositary receipts and the deposit agreement. However, the holders of at least a majority of the applicable depositary shares then outstanding (or such greater approval as is required by the then current rules of any stock exchange or trading market on which we shall have listed the applicable underlying series of preferred stock for trading or as otherwise provided in our organizational documents) must approve any amendment that adds or increases fees or charges or prejudices an important right of holders. Every holder of an outstanding depositary receipt at the time any amendment becomes effective, by continuing to hold the receipt, will be bound by the applicable deposit agreement, as amended.

Any deposit agreement may be terminated by us upon not less than 30 days’ prior written notice to the applicable depositary if (1) the termination is necessary to preserve our status as a REIT or (2) a majority of each series of preferred stock affected by the termination consents to the termination. When either event occurs, the depositary will be required to deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts, together with any other property held by the depositary with respect to the depositary receipts. In addition, a deposit agreement will automatically terminate if:

•	all depositary shares have been redeemed;

•	there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation and the distribution has been made to the holders of depositary receipts evidencing the depositary shares underlying the preferred stock; or

•	each related share of preferred stock shall have been converted or exchanged into securities not represented by depositary shares.

Charges of a Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of a deposit agreement. In addition, we will pay the fees and expenses of a depositary in connection with the initial deposit of the preferred stock and any redemption of preferred stock. However, holders of depositary receipts will pay any transfer or other governmental charges and the fees and expenses of a depositary for any duties the holders request to be performed that are outside of those expressly provided for in the applicable deposit agreement.

Resignation and Removal of a Depositary

A depositary may resign at any time by providing us notice of its election to resign. In addition, we may at any time remove a depositary. Any resignation or removal will take effect when we appoint a successor depositary and it accepts the appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. A depositary must be a bank or trust company that has its principal office in the United States and a combined capital and surplus of at least $50 million.

Miscellaneous

A depositary will be required to forward to holders of depositary receipts any reports and communications from us that it receives with respect to the related shares of preferred stock. Holders of depository receipts will be able to inspect the transfer books of the depository and the list of holders of receipts upon reasonable notice. Neither we nor any depositary will be liable if either party is prevented from or delayed in performing its obligations under a deposit agreement by law or any circumstances beyond its control. Our obligations and those of the depositary under a deposit agreement will be limited to performing duties in good faith and without gross negligence or willful misconduct.

Neither we nor any depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or related shares of preferred stock unless satisfactory indemnity is furnished. We and each depositary will be permitted to rely on written advice of counsel or accountants, on information provided by persons presenting shares of preferred stock for deposit, by holders of depositary receipts, or by other persons believed in good faith to be competent to give the information, and on documents believed in good faith to be genuine and signed by a proper party.

If a depositary receives conflicting claims, requests or instructions from any holder of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on the claims, requests or instructions received from us.

DESCRIPTION OF WARRANTS

This section describes the general terms and provisions of the warrants. The applicable prospectus supplement will describe the specific terms of the warrants offered through that prospectus supplement and any general terms outlined in this section that will not apply to those warrants.

We have summarized in this section certain terms and provisions of the warrant agreement and the warrants. The summary is not complete. You should read the forms of warrant and warrant agreement that we will file with the SEC at or before the time of the offering of the applicable series of warrants for additional information before you buy any warrants.

We may issue, together with any other securities being offered or separately, warrants entitling the holder to purchase from or sell to us, or to receive from us the cash value of the right to purchase or sell, debt securities, preferred stock, depositary shares or common stock. We and a warrant agent will enter into a warrant agreement pursuant to which the warrants will be issued. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

In the case of each series of warrants, the applicable prospectus supplement will describe the terms of the warrants being offered thereby. These include the following, if applicable:

•	the offering price;

•	the number of warrants offered;

•	the securities underlying the warrants;

•	the exercise price, the procedures for exercise of the warrants and the circumstances, if any, that will cause the warrants to be automatically exercised;

•	the date on which the warrants will expire;

•	federal income tax consequences;

•	the rights, if any, we have to redeem the warrants;

•	the name of the warrant agent; and

•	the other terms of the warrants.

Warrants may be exercised at the appropriate office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of warrants, holders will not have any of the rights of holders of the securities underlying the warrants and will not be entitled to payments made to holders of those securities.

The warrant agreements may be amended or supplemented without the consent of the holders of the warrants to which the amendment or supplement applies to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders of the warrants. However, any amendment that materially and adversely alters the rights of the holders of warrants will not be effective unless the holders of at least a majority of the applicable warrants then outstanding (or such greater approval as is required by the then current rules of any stock exchange or trading market on which we shall have listed the applicable underlying shares of capital stock for trading or as otherwise provided in our organizational documents) approve the amendment. Every holder of an outstanding warrant at the time any amendment becomes effective, by continuing to hold the warrant, will be bound by the applicable warrant agreement, as amended. The prospectus supplement applicable to a particular series of warrants may provide that certain provisions of the warrants, including the securities for which they may be exercisable, the exercise price, and the expiration date, may not be altered without the consent of the holder of each warrant.

DESCRIPTION OF UNITS

We may, from time to time, issue units comprised of one or more of the other securities that may be offered under this prospectus, in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time, or at any time before a specified date.

Any applicable prospectus supplement will describe:

•	the material terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any material provisions relating to the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units;

•	any special federal income tax considerations applicable to the units; and

•	any material provisions of the governing unit agreement that differ from those described above.

RESTRICTIONS ON TRANSFER OF SECURITIES

For us to qualify as a real estate investment trust, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of our taxable year. In order to ensure that this requirement is satisfied, our by-laws (with respect to our common stock and preferred stock) and our certificates of designation (for our preferred stock) provide that no person may acquire securities that would result in the direct or indirect beneficial ownership of more than 9.8% of our common stock or more than 9.8% in value of our outstanding capital stock by such person. For purposes of application of such limitations to any person, all options, warrants, convertible securities or other rights to acquire our common stock held directly or indirectly by such person will be treated as if all such rights had been exercised. If any securities in excess of this limit are issued or transferred to any person, such issuance or transfer shall be valid only with respect to such amount of securities as does not exceed this limit, and such issuance or transfer will be void with respect to the excess. The board of directors may grant limited exemptions from the ownership restrictions set forth in the by-laws to specified persons if the board determines that each such limited exemption is in the best interests of us and our stockholders.

Our by-laws and certificates of designation further provide that, if the foregoing stock ownership limitations are determined to be invalid by virtue of any legal decision, statute, rule or regulation, then the transferee of the shares or other securities will be deemed to have acted as our agent in acquiring the shares or other securities that are in excess of the limit, and will be deemed to hold such excess shares or securities on our behalf. As the equivalent of treasury securities for such purposes, the excess securities will not be entitled to any voting rights, will not be considered to be outstanding for quorum or voting purposes, and will not be entitled to receive dividends, interest or any other distribution with respect to such securities. Any person who receives dividends, interest or any other distribution in respect of the excess securities will hold the same as our agent and for the transferee of the excess securities following a permitted transfer.

In addition, under our by-laws and certificates of designation, we may refuse to transfer any shares, passing either by voluntary transfer, by operation of law, or under the last will and testament of any stockholder, if such transfer would or might, in the opinion of our board of directors or counsel, disqualify us as a real estate investment trust.

DESCRIPTION OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF
INCORPORATION AND BY-LAWS

Anti-Takeover Provisions

Our certificate of incorporation and by-laws contain provisions that may have the effect of discouraging persons from acquiring large blocks of our stock or delaying or preventing a change in our control. The material provisions that may have such an effect are:

•	Classification of our board of directors into three classes with the term of only one class expiring each year.

•	A provision permitting our board of directors to make, amend or repeal our by-laws.

•	Authorization for our board of directors to issue preferred stock in series and to fix the rights and preferences of the series, including, among other things, whether and to what extent the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters (see “Description of Our Preferred Stock” above).

•	A prohibition on stockholders taking action by written consent in lieu of a meeting.

•	Advance notice procedures with respect to nominations of directors by stockholders and proposals by stockholders of business at an annual meeting.

•	The grant only to our board of directors of the right to call special meetings of stockholders.

•	Limitations on the number of shares of our capital stock that may be beneficially owned, directly or indirectly, by any one stockholder (see “Restrictions on Transfer of Securities” above).

•	Limitations on transactions that involve us and any stockholder who beneficially owns 5% or more of our voting stock (see “— Limitations on Transactions Involving Us and Our Stockholders” below).

•	A provision permitting amendment by the stockholders of certain of the provisions listed above only by an affirmative vote of the holders of at least three-quarters of all of the outstanding shares of our voting stock, voting together as a single class.

Limitations on Transactions Involving Us and Our Stockholders

Under our by-laws, in addition to any vote otherwise required by law, our certificate of incorporation or our by-laws, the following transactions will require the affirmative vote of the holders of at least 75% of the voting power of our then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class:

•	Our merger or consolidation with or into

•	any stockholder that owns 5% or more of our voting stock; or

•	any other corporation or entity which is, or after such merger or consolidation would be, an affiliate of a stockholder that owns 5% or more of our voting stock.

•	Any sale, lease, exchange, mortgage, pledge, transfer or other disposition of substantially all of our assets, in one transaction or a series of transactions, to or with any stockholder that owns 5% or more of our voting stock or an affiliate of any such stockholder.

•	Any reclassification of our securities, including any reverse stock split, or recapitalization or any other transaction that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of our equity securities that is directly or indirectly owned by any stockholder that owns 5% or more of our voting stock or any affiliate of such a stockholder, whether or not the transaction involves such a stockholder.

•	The adoption of any plan or proposal for our liquidation or dissolution proposed by or on behalf of a stockholder that owns 5% or more of our voting stock or any affiliate of such a stockholder.

These provisions will not apply to any of the transactions described above if:

•	We are at the time of the consummation of the transaction, and at all times throughout the preceding twelve months have been, directly or indirectly, the owner of a majority of each class of the outstanding equity securities of the 5% stockholder that is a party to the transaction; or

•	The transaction has been approved by a majority of the members of our board of directors who, at the time such approval is given, were not affiliates or nominees of the 5% stockholder; or

•	Both of the following conditions have been met:

•	the aggregate amount of the cash and the fair market value, as determined in good faith by our board of directors, of the consideration other than cash to be received per share by holders of our voting stock in such transaction shall be at least equal to the highest per share price paid by the 5% stockholder for any shares of voting stock acquired by it:

•	within the two-year period immediately prior to the first public announcement of the proposal of the transaction, or

•	in the transaction in which it became a 5% stockholder, whichever is higher; and

•	the consideration to be received by holders of a particular class of outstanding voting stock shall be in cash or in the same form as the 5% stockholder previously paid for shares of such voting stock. If the 5% stockholder paid for shares of any class of voting stock with varying forms of consideration, the form of consideration to be paid by the 5% stockholder for such class of voting stock shall be either cash or the form used to acquire the largest number of shares of such class of voting stock previously acquired by the stockholder.

The foregoing summary of certain provisions of our certificate of incorporation and by-laws does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and our certificate of incorporation and by-laws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

PLAN OF DISTRIBUTION

We may sell the securities:

•	through underwriters or dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

The applicable prospectus supplement will describe the plan of distribution of the securities and the terms of the offering and will name any underwriter or agent involved in the offer and sale of the securities. Direct sales to investors or our stockholders may be accomplished through subscription offerings or through stockholder purchase rights distributed to stockholders. In connection with subscription offerings or the distribution of stockholder purchase rights to stockholders, if all of the underlying securities are not subscribed for, we may sell any unsubscribed securities to third parties directly or through underwriters or agents. In addition, whether or not all of the underlying securities are subscribed for, we may concurrently offer additional securities to third parties directly or through underwriters or agents. If securities are to be sold through stockholder purchase rights, the stockholder purchase rights will be distributed as a dividend to the stockholders for which they will pay no separate consideration. The prospectus supplement with respect to the offer of securities under stockholder purchase rights will set forth the relevant terms of the stockholder purchase rights, including:

•	whether common stock, preferred stock or some other type of capital stock, or warrants for those securities, will be offered under the stockholder purchase rights;

•	the number of those securities or warrants that will be offered under the stockholder purchase rights;

•	the period during which and the price at which the stockholder purchase rights will be exercisable;

•	the number of stockholder purchase rights then outstanding;

•	any provisions for changes to or adjustments in the exercise price of the stockholder purchase rights; and

•	any other material terms of the stockholder purchase rights.

Underwriters and our agents may offer and sell the securities at:

•	fixed prices, which may be changed;

•	prices related to the prevailing market prices at the time of sale; or

•	negotiated prices.

We also may, from time to time, authorize underwriters and our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts, commissions or fees and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent, or both. The applicable prospectus supplement will disclose:

•	any underwriting compensation we pay to underwriters or agents in connection with the offering of securities; and

•	any discounts, concessions or commissions allowed by underwriters to participating dealers.

Under the Securities Act, underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters and any discounts, commissions and fees received by them and any profit realized by them on resale of the securities may be deemed to be underwriting compensation, discounts and commissions. We may agree to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, and to make contribution to them in connection with those liabilities.

If indicated in the applicable prospectus supplement, we may also offer and sell securities through one or more firms that will remarket the securities. These firms may act as principals for their own account or as our agents. These firms may be deemed to be underwriters in connection with the securities being remarketed. We may agree to indemnify these firms against liabilities, including liabilities under the Securities Act.

If indicated in the applicable prospectus supplement, we may authorize underwriters, agents or dealers to solicit offers by institutions to purchase securities at the offering price set forth in that prospectus supplement under delayed delivery contracts providing for payment and delivery on the dates stated in the prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold under contracts will be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except:

•	the purchase by an institution of the securities covered by its contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject; and

•	if the securities are also being sold to underwriters, we will have sold to them the total principal amount of the securities less the principal amount of the securities covered by contracts.

Underwriters and agents will have no responsibility in respect of the delivery or performance of contracts.

Some of the underwriters and their affiliates may engage in transactions with or perform services for us in the ordinary course of business.

LEGAL OPINIONS

Certain legal matters regarding the securities offered hereby will be passed upon for us by Shumaker, Loop & Kendrick, LLP, Toledo, Ohio. As of May 7, 2009, the attorneys of Shumaker, Loop & Kendrick, LLP participating in the preparation of this prospectus, the registration statement and the required legal opinions beneficially held, in the aggregate, approximately 2,500 shares of our common stock and 1,000 shares of our preferred stock. Arnold & Porter LLP will pass upon certain federal income tax matters relating to us. Any underwriters or agents will be represented by their own legal counsel.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules included in our Current Report on Form 8-K dated May 7, 2009, and the effectiveness of our internal control over financial reporting as of December 31, 2008, included in our Annual Report on Form 10-K for the year ended December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance upon Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

$1,400,000,000

$400,000,000 3.625% Notes due 2016

$600,000,000 5.250% Notes due 2022

$400,000,000 6.500% Notes due 2041

BofA Merrill Lynch
J.P. Morgan
UBS Investment Bank
Barclays Capital
Deutsche Bank Securities
Wells Fargo Securities
KeyBanc Capital Markets

PROSPECTUS SUPPLEMENT

MARCH 9, 2011